As Filed with the United States Securities and Exchange
                          Commission on
                         April 26, 2000
                    Registration No.333-33222
______________________________________________________________________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     _______________________
                         Amendment No. 1
                               To
                            FORM S-2
                     REGISTRATION STATEMENT
                              Under
                   THE SECURITIES ACT OF 1933

                         ROUNDY'S, INC.
     (Exact name of Registrant as specified in its charter)

           WISCONSIN                    39-0854535
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)

                       23000 Roundy Drive
                   Pewaukee, Wisconsin  53072
                     Telephone: (262) 953-7999
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Mr. Robert D. Ranus
           Vice President and Chief Financial Officer
                         Roundy's, Inc.
                       23000 Roundy Drive
                       Pewaukee, WI 53072
     (Name, address, including zip code and telephone number, including area code, of agent for service)

                         With Copies to:

                   Andrew J. Guzikowski, Esq.
                  Whyte Hirschboeck Dudek S.C.
              111 East Wisconsin Avenue, Suite 2100
                   Milwaukee, Wisconsin 53202
                    Telephone: (414) 273-2100

  Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X

  If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile therof, pursuant to Item 11(a) (1) of this Form, check the following box.___

                 CALCULATION OF REGISTRATION FEE


Title of each  Amount to    Proposed      Proposed    Amount of
class of       be           maximum       maximum     registration
securities to  registered   offering      aggregate   fee
be registered               price per     offering
                            unit          price
-------------  ----------   ----------    -----------  -------------
Class A        4,000        $129.95       $   519,800  $137.23
(Voting)       shares
Common Stock,
$1.25 par
value
---------------------------------------------------------------------
Class B (Non-  300,000      $129.95       $38,985,000  $10,292.04
voting)        shares
Common Stock,
$1.25 par
value
---------------------------------------------------------------------
TOTAL          304,000      $129.95       $39,504,800  $10,429.27
               shares


All of the securities offered hereby will be offered at a price per share equal to the book value per share of Roundy's outstanding common stock as of the end of the fiscal year prior to the year of purchase, adjusted for subsequent stock dividends and stock splits. The book value per share of Roundy's common stock at January 1, 2000 was $129.95.

                                   PROSPECTUS DATED APRIL __, 2000




                         ROUNDY'S, INC.
                       23000 Roundy Drive
                    Pewaukee, Wisconsin 53072

           4,000 Shares Class A (Voting) Common Stock
        300,000 Shares Class B (Non-Voting) Common Stock


  If you are or become the owner of a retail grocery store that is supplied primarily by Roundy's, we are offering to sell you Class A common stock. The conditions under which we will sell you Class A common are described in detail in this prospectus, which you should read carefully. We may also offer you Class B common stock under certain circumstances which are described in this prospectus.

  If you are a director or key employee of Roundy's or a trustee of the Roundy's, Inc. Voting Trust, we may offer you shares of Class B common from time to time under the circumstances described in this prospectus, which you should read carefully.




 Voting Rights.  Class A              Proceeds.  We will
common has voting rights on        not pay any underwriting
all matters submitted to a         discounts or commissions
vote of stockholders.  Class       relating to this offering,
B common has no voting rights      nor will you have to pay any
other than those provided by       such discounts or
law.                               commissions.  We will receive
                                   100% of the proceeds from
 Offering Price.   We are          this offering.
offering Roundy's stock at a
price per share equal to the          No Market.  The Roundy's
book value per share of our        stock we are offering is not
outstanding stock at the end       listed or traded on any
of our last fiscal year prior      securities exchange or
to your purchase, adjusted         market.  No market exists,
for any subsequent stock           nor do we anticipate that any
dividends or splits.  The          market will develop, for our
book value per share of            stock.
Roundy's stock at January 1,
2000, the end of our last
fiscal year, was $129.95.


    An investment in Roundy's stock involves certain risks. For information about these risks, see "RISK FACTORS" beginning on page 9.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                        TABLE OF CONTENTS


 Cautionary Statement Regarding Forward-Looking Statements ..   3
 Recent Developments ........................................   4
 Prospectus Summary .........................................   5
 Risk Factors ...............................................   9
 The Offering ...............................................  11
 Use Of Proceeds ............................................  13
 Capitalization .............................................  14
 Selected Financial Information .............................  15
 Management's Discussion And Analysis Of Results Of Operations
 And Financial Condition ....................................  15
 The Company ................................................  19
 Management .................................................  25
 Cooperative Status; Patronage Dividends ....................  26
 Description Of Stock .......................................  29
 Exchange Of Class A Common For Class B Common ..............  30
 Repurchase Of Shares  ......................................  31
 Voting Trust ...............................................  33
 Legal Matters ..............................................  35
 Experts  ...................................................  36
 Indemnification ............................................  36
 Index To Financial Statements ..............................  F-1

 Exhibit A - Subscription Agreement .........................  A-1
 Exhibit B - Buying Deposit Agreement  ......................  A-2
 Exhibit C - Article V of the By-Laws  ......................  A-4
 Exhibit D - Policy Relating to Redemption of Stock by Inactive
    Customer Shareholders and Former Employees ..............  A-6
 Exhibit E - Policy Regarding Issuance and Sales of Roundy's,
    Inc. Stock ..............................................  A-13


  We have not authorized anyone to give any information or make any representation about Roundy's that is different from, or adds to, the information in this prospectus or in documents that are publicly filed with the SEC. If anyone does give you different or additional information, you should not rely on it.

  This prospectus is an offer to sell Roundy's stock only under circumstances and in jurisdictions where it is lawful to do so.

  The information contained in this prospectus speaks only as of its date unless we specifically tell you that another date applies.

               WHERE YOU CAN FIND MORE INFORMATION

  We have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Roundy's stock we are offering in this prospectus. You may review the registration statement, of which this prospectus is a part, and the exhibits thereto, for further information. We also file annual, quarterly and current reports, and other information with the SEC.

  You may read and copy any document we have filed with the SEC, including the registration statement, at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its public reference rooms located in New York, New York and Chicago, Illinois. For your convenience, the SEC file number of the registration statement is 333-33222. The SEC file number under which we file our annual quarterly and current reports is 002-94984. You may call the SEC at 1 - 800 - SEC - 0330 for further information about the public reference rooms.

  Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. They are located in the EDGAR database on that web site. You may find it convenient to use our Central Index Key (or "CIK") number when searching for our documents at that site.  Our CIK number is 0000314423.

  The SEC allows us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended January 1, 2000, our Current Report on Form 8-K filed on April 14, 2000 to report our acquisition of 17 retail grocery stores from Mega Marts, Inc. and NDC, Inc. on March 31, 2000 and any future filings we make with the SEC (including any filings we make prior to the effectiveness of the registration statement) under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  We will provide you with a copy of any or all of such documents
(other than exhibits to such documents, which we have not specifically incorporated by reference into the text of such documents) without charge upon your oral or written request. Any such request should be directed to:

  Roundy's, Inc.
  23000 Roundy Drive
  Pewaukee, WI 53072
  Attention:  Robert D. Ranus
  Telephone:  (262) 953-7999.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the information incorporated by reference contain certain statements that are "forward-looking," within the meaning of
Section 27A of the Securities Act and Section 21E of the
Exchange Act. Forward-looking statements include statements regarding, among other matters, our beliefs, expectations, plans and estimates with respect to certain future events, the impact of governmental regulation, the impact of litigation and regulatory proceedings, actions to be taken by others and similar expressions concerning matters that are not historical facts. In particular terms such as "anticipate," "believe," "estimate," "expect," "indicate,"
"may be," "objective," "plan," "predict," "should," and "will" are intended to identify forward-looking statements.

  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. Important factors that could cause actual results to differ materially from such expectations, referred to as "cautionary factors," are disclosed in our Annual Report on Form 10-K (see "Cautionary Factors" at the end of Item 1 therein).

  Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

  All subsequent written or oral forward-looking statements attributable to Roundy's or our subsidiaries or persons acting on our behalf are expressly qualified in their entirety by the cautionary factors.

RECENT DEVELOPMENTS

  On March 31, 2000, we completed the acquisition of: (i) all of the outstanding stock of Mega Marts, Inc., which operated sixteen retail grocery stores in Southeast Wisconsin, from the shareholders of Mega Marts for a purchase price of approximately
$123.9 million, subject to post-closing adjustments; and (ii) certain of the assets of NCD, Inc., consisting of a retail grocery store known as the "Tri-City Pick `n Save" located in Southeast Wisconsin, for a purchase price of approximately $11.2 million, subject to post-closing adjustments. The respective post-closing adjustments are not expected to be material. We financed this acquisition utilizing the proceeds of the Credit Agreement described below, and issued approximately $39 million in promissory notes to certain of the shareholders of Mega. We intend to continue to operate the Mega business and the retail grocery store acquired from NDC by consolidating these businesses into our operations.

  On March 31, 2000, we entered into a Credit Agreement in the maximum aggregate amount of $250,000,000 with various lenders. The Credit Agreement provides for $170,000,000 of revolving loans and $80,000,000 of term loans. On March 31, 2000 we drew approximately $175.5 million from the revolving loans and the term loans. Of this amount, approximately $15.0 million was used to pay indebtedness of Mega, approximately $96.2 million was paid to the shareholders of Mega and to NDC, Inc., approximately $63.0 million was used to retire certain of our long-term indebtedness of the Company, and the remaining approximately $1.3 million was used to pay other expenses, primarily transaction costs.

  On February 2, 2000, we consummated the acquisition of substantially all of the assets of Ultra Mart, Inc., an operator of seven retail grocery stores in Southeast Wisconsin, which we intend to consolidate into our existing business, for a purchase price of approximately $37.7 million.

  For additional information about the Mega Marts/NDC acquisition and the credit agreement, you should refer to our report on Form
8-K which was filed on April 14, 2000 and is described under "Where You Can Find More Information" on page 3.

                       PROSPECTUS SUMMARY

  In this section we have briefly summarized certain information contained in this prospectus. The summary is incomplete and selective and is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference.

                      ____________________

Our Business
  We are engaged principally in the wholesale distribution of food and non-food products to supermarkets and warehouse food stores located in 12 states. As of January 1, 2000, we own and operate 23 retail warehouse food stores and service 822 retail grocery stores. We also provide various ancillary services, including financial, engineering, advertising, accounting, insurance and promotional services to our retail customers. For more information, see "RECENT DEVELOPMENTS" on page 4 and "THE COMPANY" beginning on page 19.

Capital Structure
 Roundy's stock is divided into two classes: Class A common and Class B common. The primary distinction between the two classes is that Class A common has voting rights on all matters submitted to a vote of stockholders and Class B common has no voting rights other than those provided by law. Class A and Class B common have equal rights to share in the proceeds of a liquidation or dissolution of Roundy's.

 The majority of our outstanding stock (approximately 73%) is owned by those of our customers who own one or more retail food store businesses that are supplied primarily by Roundy's (but not those that are supplied by any of Roundy's subsidiaries). In this prospectus, we refer to these stores as "retail grocery stores." The owners of these stores are required to own Class A common and may also own Class B common. We refer to these owners as "stockholder-customers."

 Class A Common. We only issue Class A common to our stockholder-customers, who are required to own exactly 100 shares of Class A common for every retail grocery store they own. As of the date of this prospectus, there are 9,700 shares of Class A common issued and outstanding, which are held by a total of 55 stockholder-customers who owned 97 retail grocery stores serviced by Roundy's.

 We request, but do not require that our stockholder-customers deposit their shares of Class A common into the Roundy's, Inc. Voting Trust in exchange for voting trust certificates. This Voting Trust limits the rights of these shares to vote for directors. For more information, see "VOTING TRUST" beginning on page 33.

 Class B Common. There are no provisions restricting who may own Class B common. As of the date of this prospectus, there are 1,036,668 shares of Class B common issued and outstanding, approximately 64% of which are owned by current stockholder-customers. The balance is owned by former stockholder-customers, current and former directors and key employees and trustees of the Voting Trust.

The Offering
 In this prospectus, we are offering shares of Class A and Class B common to our stockholder-customers and shares of Class B common to our directors and key employees and to trustees of the Voting Trust as described in the table on the following page. We are offering both classes of stock at a price equal to the book value per share of our outstanding stock at the end of the fiscal year prior to purchase. For more information, see "THE OFFERING" beginning on page 11.

  The following table describes the terms of this offering of Roundy's stock to our stockholder-customers and to our directors, key employees and trustees of the Voting Trust:

              Class A Common Stock,       Class B Common Stock,
            par value $1.25 per share   par value $1.25 per share

Stockholder   We are offering to          From time to time,
Customers     sell you Class A common     we may offer to sell you
              if you acquire one or       Class B common during
              more retail grocery         three "window" periods
              stores primarily supplied   (the last two weeks of
              by Roundy's or if           May, August and November
              Roundy's becomes the        each year), subject to
              primary supplier of one     certain limitations.
              or more stores that you
              already own.                We may issue shares
                                          of Class B common to you
              We are offering to          in payment of a portion
              sell you 100 shares of      of your patronage
              Class A common for each     dividends.
              of your new retail
              grocery stores.             We will exchange
                                          shares of Class B common
              You will be required        for your Class A common
              to own exactly 100 shares   if you dispose of or
              of Class A common for       cease operating one or
              each of your retail         more of your retail
              grocery stores for as       grocery stores or change
              long as you own the         its primary supplier.
              retail grocery store and
              Roundy's is your primary
              supplier.

             If you dispose of or
             cease operating one or
             more of your retail
             grocery stores or change
             its primary supplier, you
             will be required to
             exchange the 100 shares
             of Class A common
             associated with that
             retail grocery store for
             an equal number of shares
             of Class B common.

             We will request, but
             not require, that you
             deposit your shares of
             Class A common into the
             Voting Trust in exchange
             for voting trust
             certificates.


Directors,   You may not buy or           We will offer you
Key          hold Class A common.         shares of Class B common
Employees                                 if you exercise any
and                                       employee stock options we
Trustees                                  have previously granted
of the                                    to you.
Voting
Trust                                     From time to time,
                                          in our discretion we may
                                          offer to sell you Class B
                                          common during three
                                          "window" periods (the
                                          last two weeks of May,
                                          August and November each
                                          year), subject to certain
                                          limitations.

Market for Roundy's Stock

  Neither class of stock is traded or listed on any national securities exchange or market, and the transfer of shares of Class A common and Class B common is severely restricted. There is no market for Roundy's stock. There is also no market for Roundy's voting trust certificates.

No Dividends Other than Patronage Dividends
  Except for patronage dividends (to which you are entitled only if you are a stockholder-customer), no dividends have ever been paid on Roundy's stock and we have no intention of paying dividends, other than patronage dividends, in the foreseeable future. Patronage dividends are paid on the basis of the amount of business each stockholder-customer does with Roundy's, and are not related to the number of shares of stock owned. We are not obligated to continue the practice of paying patronage dividends in the future.

Disposition of Shares
  In general, the only way in which you may dispose of your Roundy's stock is by requiring us to repurchase it pursuant to our stock redemption policy. Generally, you may only do this if your customer relationship with us has been terminated or substantially reduced or after your employment with us has ended. With certain exceptions, we will repurchase one-fifth of your stock in each year following your request at the book value applicable in each such year. However, the aggregate dollar amount of stock that we may repurchase at any particular time may be limited by our agreements with our lenders.

  Our stock redemption policy may be amended or rescinded at any time and under certain circumstances you may not qualify to have your stock redeemed. We may also make discretionary repurchases of Class B common under certain circumstances.

  For more information, see "REPURCHASE OF SHARES" beginning on page 31 and the stock redemption policy which is attached to this prospectus as Exhibit D.

Buying Deposit Requirement
 If you become a stockholder-customer, you will be required to enter into a buying deposit agreement with us. If you are already a stockholder-customer, you have already entered into a buying deposit agreement. The amount you must maintain on deposit with us is determined by the amount of business your retail grocery stores do with Roundy's. This buying deposit may be maintained in cash, Class A common, Class B common, or a combination thereof. Your buying deposit serves as collateral for your debts or obligations to us. For more information, see "THE COMPANY - Stockholder-Customers- Buying Deposits; Application of Deposited Funds" beginning on page 22.

Lien on Shares
  We have a lien on all of your Roundy's stock, whether currently outstanding or issued in the future, as security for the payment of any debts or obligations you may have to us. For more information, see "DESCRIPTION OF STOCK" beginning on page 29.

Summary Financial Data
  The following table sets forth certain financial data for Roundy's and our subsidiaries for each of the last three fiscal years:

                                      Fiscal Years
                                  1999       1998          1997
                                 (dollars in thousands)
Earnings Statement Data:
Net Sales and Service Fees    $2,717,216  $2,576,222  $2,610,697
Earnings Before Patronage
Dividends and Income Taxes        36,066      26,022      25,206
Patronage Dividends                6,447       5,976       5,687
Net Earnings                      17,609      11,898      11,204
Balance Sheet Data (at year-end):
Total Assets                     497,325     462,412     440,310
Working Capital                   67,937      84,743      84,074
Long-term Debt (less current      48,564      73,298      83,458
maturities)
Stockholders' Equity (1)         153,919     134,811     122,460

__________________________________

(1)Includes redeemable common stock. Also includes patronage dividends payable in Class B common of $3,078, $4,060 and $3,738 in 1999, 1998 and 1997, respectively.

  For more information, see "SELECTED FINANCIAL INFORMATION" and "INDEX TO FINANCIAL STATEMENTS" on pages 15 and F-1, respectively. Also see "RECENT DEVELOPMENTS" on page 4 and the information in our Form 8-K filed on April 14, 2000 to report our acquisition of 17 retail grocery stores from Mega Marts, Inc. and NDC, Inc. which is described under "WHERE YOU CAN FIND MORE INFORMATION" on page 3.

                          RISK FACTORS

Lack of Market for Roundy's Stock
  You may not sell or otherwise transfer or pledge Roundy's stock without our written consent. Although we are obligated under the current stock redemption policy to repurchase stock from you, at your request, if you have terminated or substantially reduced your customer relationship with Roundy's or terminated your employment relationship with Roundy's, there are certain limitations contained in the stock redemption policy on our obligation to repurchase stock. Further, the stock redemption policy, and therefore, our obligation to repurchase stock, may be modified or rescinded at any time without prior notice. For more information, see "REPURCHASE OF SHARES" beginning on page 31 and the stock redemption policy which is attached to this prospectus as Exhibit D.

Limitations on Investment Return
  You may be unable to realize a return on your investment, or realize all or a portion of the value of shares purchased, unless we repurchase such shares or Roundy's is sold or liquidated. Although we may pay patronage dividends to stockholder-customers, we cannot assure you when or whether patronage dividends will be paid in the future because in any year we may not have sufficient net earnings from Roundy's cooperative business and consolidated net earnings to permit the payment of patronage dividends. Our only obligation to pay patronage dividends is imposed by
Article V of our By-Laws, which may be amended or repealed at any time by our Board of Directors. Patronage dividends are paid on the basis of the amount of business each stockholder-customer does with Roundy's, and are not related to the number of shares of stock owned. We are not obligated to continue the practice of paying patronage dividends in the future. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS - Payment of Patronage Dividends" beginning on page 27.

  No dividends (other than patronage dividends) have ever been paid, and we do not anticipate that they will be paid in the future. Therefore, if you own Class B common and are not a stockholder-customer, you cannot expect to receive any patronage or other dividends of any kind.

Limitations on Purchasers
  We are only making this offering to certain of our customers who are engaged in the operation of retail food stores primarily supplied by Roundy's, to our directors and certain key employees, and to the trustees of the Voting Trust. We are only offering Class A common (the only class having voting rights) to you if you are a stockholder-customer that has a new retail grocery store, and the amount you may purchase is limited since you are not permitted to own more than 100 shares for each of your retail grocery stores. The amount of Class B common we are offering to you is also limited pursuant to policies adopted by our Board of Directors (which policies may be changed at any time). See "THE OFFERING" beginning on page 11 and the stock issuance policy included as Exhibit E to this prospectus.

Limitations on Stockholders' Ability to Elect Directors
  As of the date of this prospectus, all of our outstanding
Class A common has been deposited in a Voting Trust. If you purchase Class A common, you will be requested, but not required, to deposit any Class A common you buy into the Voting Trust.
Once deposited, shares of Class A common are subject to a limited right of withdrawal after they have been on deposit for five years. All of the currently outstanding shares of Class A common are held in the Voting Trust.

  The trustees of the Voting Trust are authorized to vote the shares held in the Voting Trust in their discretion for the election of a majority of our directors. With respect to the election of four "retailer directors" and on most other matters, the trustees must vote shares held in the Voting Trust as a block as directed by a vote of the holders of outstanding voting trust certificates. You will be entitled to one vote for each share of Class A common you deposit in the Voting Trust.

  The seven trustees of the Voting Trust, one of whom is also one of our directors, may be deemed to be in "control" of Roundy's or its subsidiaries. See "VOTING TRUST" beginning on page 33.

Lien on Shares
  We have a lien on all your Roundy's stock, whether currently outstanding or issued in the future, as security for the payment of any and all debts or obligations you may have to us. See
"DESCRIPTION OF STOCK" beginning on page 29.

Cooperative Tax Status
  Although we are a Wisconsin business corporation, we have historically operated as a cooperative and have reported our tax liability under tax rules applicable to corporations operating on a cooperative basis. Applicable laws, regulations, rulings and judicial interpretations do not precisely define a cooperative for income tax purposes. Although we have no reason to believe that our cooperative income tax status will be challenged, we cannot assure you that our cooperative status could not be challenged successfully by the Internal Revenue Service. If the IRS successfully challenged such status, we would incur a significant income tax liability. We are not obligated to continue to operate as a cooperative in the future. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-
Operation as a Cooperative" beginning on page 26.

Income Tax Liability for Patronage Dividends
  For income tax reporting purposes, you must include the entire amount of any patronage dividends you receive (both the cash and non-cash portion) in your gross income. You must report any Class B common, which is part of the patronage dividend at its full stated dollar amount.

  Although we must pay you at least 20% of any patronage dividend in cash, this cash may not be sufficient to pay your tax liability on the entire patronage dividend you receive. See
"COOPERATIVE STATUS; PATRONAGE DIVIDENDS - Payment of Patronage
Dividends" beginning on page 27.

Competition
  The grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. We compete with a number of local and regional grocery wholesalers and with a number of major businesses that market their products directly to retailers, including companies having greater assets and larger sales volume than we do. Our customers and our corporate stores also compete at the retail level with several chain store organizations which have integrated wholesale and retail operations, as well as national merchandise retailers who have expanded their stores to offer traditional grocery items.


                          THE OFFERING

  We offer Roundy's stock through our officers, directors and authorized employees. We have not authorized anyone else to offer you Roundy's stock or to give you information regarding this offering. No securities salespersons or dealers are or ever have been employed to sell Roundy's stock. Our officers, directors and employees will not receive any direct or indirect commission, bonus, or other separate compensation for sales of Roundy's stock.

  We are primarily concerned with attracting stockholders who can effectively use our services and whose trade with Roundy's will be mutually beneficial. This is why we limit the sale and issuance of our stock primarily to individuals, corporations or other entities engaged in the operation of retail food stores that purchase merchandise primarily from or through Roundy's. In addition, we may sell or issue stock from time to time in our discretion to our directors and key employees, as well as to the trustees of the Voting Trust.

  In this prospectus, we are offering Roundy's stock to stockholder-customers and to our directors, key employees and trustees of the Voting Trust.

  If you are or become a stockholder-customer, we are offering to sell you shares of Class A common under the conditions described below under "- Offer to Stockholder-Customers - Class A Common." Under certain circumstances, which are described below under "- Offer to Stockholder-Customers - Class B Common," we may also offer you shares of Class B common. You should read those sections carefully.

  If you are a director or key employee of Roundy's or a trustee of the Voting Trust, we may offer you shares of Class B common from time to time under the circumstances described below under "- Offer to Directors, Employees and Voting Trustees - Class B Common." You should read that section carefully.

  We have not authorized anyone to use this prospectus to offer or sell Roundy's stock to anyone other than present or future stockholder-customers and our directors, key employees and trustees of the Voting Trust.

Offer to Stockholder-Customers
  Class A Common. We are offering Class A common exclusively to present or future stockholder-customers; that is, individuals, partnerships and corporations engaged in the operation of retail food stores which are primarily supplied by Roundy's. You may not own any Class A common unless you own at least one retail grocery store.

  If you are or become a stockholder-customer, we are offering to sell you Class A common if you acquire one or more retail grocery stores primarily supplied by Roundy's or if Roundy's becomes the primary supplier of one or more stores that you already own. You will be required to purchase 100 shares of Class A common for each of your new retail grocery stores, and we will require that you continue to own exactly 100 shares of Class A common for each of your retail grocery stores for as long as you own the retail grocery store and Roundy's remains your primary supplier.

  If you dispose of one or more of your retail grocery stores or change its primary supplier to an entity other than Roundy's, you will be required to exchange the 100 shares of Class A common associated with that retail grocery store for an equal number of shares of Class B common. See " - Offer to Stockholder-Customers
- Class B Common" below.

  We will request, but not require, that you deposit your shares of Class A common into the Voting Trust in exchange for voting trust certificates. The Voting Trust provides you with the right to vote indirectly on the election of four "retailer directors" and on all other matters submitted to a vote of shareholders.
The balance of our directors are elected by the trustees of the Voting Trust in their discretion. For more information, see "VOTING TRUST" beginning on page 33.

  Class B Common. If you are a stockholder-customer, we may offer Class B common to you, as follows:

1. Purchase of Shares. You may purchase shares of Class B common during three "window" periods each year (consisting of the last two weeks of May, August and November, respectively). Pursuant to our stock issuance policy, the total number of shares that you may purchase in one year is limited to: (1) 15% of your buying deposit deficit for retail grocery stores with a buying deposit deficit, and (2) 5% of the buying deposit for retail grocery stores without a buying deposit deficit. However, if you are a new stockholder-customer, you may be entitled to purchase shares up to 30% of your buying deposit in each year until your initial buying deposit obligation is fulfilled. In addition, if your buying deposit deficit increases as a result of an expansion of your retail grocery store facilities, or your addition of new retail grocery stores, you may be entitled to purchase additional shares. For more information, see "THE COMPANY-Stockholder-Customers-Buying Deposit; Application of Deposited Funds" on page 21, the current form of our buying deposit agreement attached to this prospectus as Exhibit B, and our current stock issuance policy attached to this prospectus as Exhibit E.

  If you choose, any funds you deposit with us to fulfill your buying deposit requirement may be allocated toward the payment of shares of Class B common for which you may subscribe
  (within applicable limits) during the three "window" periods.

2. Patronage Dividends. You may receive shares of Class B common in payment of a portion of your patronage dividend, although there can be no assurance that Roundy's will pay patronage dividends. For more information about patronage dividends, see "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Payment of Patronage Dividends" on page 27.

3. Exchange of Class A Common. If you dispose of or cease operating one or more of your retail grocery stores or change its primary supplier, you will be required to exchange the 100 shares of your Class A common with respect to each such retail grocery store for an equal number of shares of Class B common. See "EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON" beginning on page 30.

Offer to Directors, Key Employees and Voting Trustees
  Class A Common. If you are not a stockholder-customer, you are not entitled to purchase or own Class A Common.

  Class B Common. If you are one of our directors, key employees, or a trustee of the Voting Trust, we may offer shares of Class B common to you as follows:

1. We will sell you shares of Class B common if you exercise any employee stock options we have previously granted to you.

2. From time to time, in our discretion we may offer to sell you shares of Class B common.

For more information, see our stock issuance policy attached to this prospectus as Exhibit E.

Offering Price
  The offering price of each share of Class A common and Class B common is equal to the book value per share of our outstanding stock as of the close of the previous fiscal year, adjusted for subsequent stock dividends (except patronage dividends) and stock splits. We do not sell shares during any year until the book value at the end of the immediately preceding fiscal year has been determined.

  We assign the same value to each share of Class B common that is issued as a portion of a patronage dividend. For example, if a patronage dividend is declared in 2000 with respect to purchases from Roundy's during 1999, shares of Class B common distributed in 2000 as patronage dividends will be valued at the book value of outstanding shares determined as of the end of fiscal 1999.

    The book value of outstanding Roundy's stock (including both Class A common and Class B common) at the end of fiscal 1999 was $129.95 per share. Our By-Laws prohibit the payment of any patronage dividend for any year unless sufficient earnings have been retained to increase the book value of the outstanding Roundy's stock by 8% during that year. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Payment of Patronage Dividends" on page 27.


                         USE OF PROCEEDS

  The proceeds we receive from the sale of the Roundy's stock offered in this prospectus will be added to our working capital and used for general working capital purposes. Such purposes include the purchase of merchandise for resale and the maintenance of adequate inventories of such merchandise. The proceeds may also be used for capital expenditures as required. Our principal source of working capital has been from borrowings, rather than from the proceeds of the sale of Roundy's stock, and we expect that this will continue to be true in the future.

                         CAPITALIZATION

     The following table sets forth the consolidated
capitalization of Roundy's and our subsidiaries as of January 1, 2000:
                                            At January 1, 2000
                                                          To Be
                                                       Outstanding
                                                       If All Stock
                                                         Offered
                                          Outstanding  is Sold (1)
SHORT-TERM INDEBTEDNESS:
Current maturities of long-term debt     $ 24,734,500   $  24,734,500
                                         ------------   -------------
Total short-term debt                    $ 24,734,500   $  24,734,500

LONG-TERM INDEBTEDNESS:
Senior unsecured notes payable:
9.26%, due 2001                          $  2,500,000   $   2,500,000
7.57% to 8.26%, due 2001 to 2008            5,100,000       5,100,000
6.94%, due 2001 to 2003                    19,285,700      19,285,700
7.86%, due 2001 to 2006                    21,428,500      21,428,500
Other long-term debt                          249,400         249,400
                                         ------------   -------------
Total long-term debt                     $ 48,563,600   $  48,563,600
                                         ============   =============
Redeemable Common Stock (2)              $  9,948,800   $   9,948,800

STOCKHOLDERS' EQUITY:
Common Stock:
Voting (Class A), $1.25 par value, 60,000
shares authorized, 12,000 issued and
outstanding, 16,000 as adjusted (4)            15,000          20,000
Non-Voting (Class B), $1.25 par value,
2,400,000 shares authorized, 1,085,289
issued, 1,385,289 as adjusted (4)           1,356,600       1,731,600
                                         ------------   -------------
Total Common Stock                          1,371,600       1,751,600
Patronage dividends payable in
common stock (3)                            3,078,000       3,078,000
Additional paid-in capital                 36,305,800      75,430,600
Reinvested earnings                       104,346,400     104,346,400
                                         ------------   -------------
                                          145,101,800     184,606,600
Less treasury stock, at cost (4)            1,131,200       1,131,200
                                         ------------   -------------
Total Stockholders' Equity               $143,970,600   $ 183,475,400
                                         ============   =============

(1) The column "To Be Outstanding" reflects the sale and issuance of shares of Roundy's Class A common and Class B common hereunder, although this offering is not underwritten and there is no assurance that any of such shares offered will be sold.
(2)  As of January 1, 2000, 76,559 shares were subject to redemption.
(3) Over the past several years, we have issued shares of Roundy's Class B common as a portion of our patronage dividends. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS" beginning on page 26.
(4) Due to the acquisitions noted in "RECENT DEVELOPMENTS" on page 4, 2,400 shares of Class A common were exchanged for Class B common. In addition, as part of the Mega Marts, Inc. purchase, 132,330 shares of Class B common were purchased and hence, will now be classified as treasury shares.

                 SELECTED FINANCIAL INFORMATION

  The selected financial information for the five-year period ended January 1, 2000 should be read in conjunction with the Roundy's, Inc. and Subsidiaries Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.

                                              Fiscal Year
                              (amounts in thousands except per-share data and ratios)
                                                    1999        1998      1997        1996        1995
Net sales and service fees                       $2,717,216  $2,576,222 $2,610,697  $2,579,010 $2,488,196
Earnings before patronage dividends
  and income taxes                                   36,066      26,022     25,206      23,466     20,251
Patronage dividends                                   6,447       5,976      5,687       5,568      5,129
Earnings before income taxes                         29,619      20,046     19,519      17,898     15,122
Net earnings                                         17,609      11,898     11,204      10,267      9,022
Total assets                                        497,325     462,412    440,310     434,641    407,337
Long-term debt, less current maturities              48,564      73,298     83,458      93,615     78,850
Stockholders' equity(1)                             153,919     134,811    122,460     109,945    100,033
Book value per share                                 129.95      114.80     104.35       94.30      85.15
Ratio of current assets to current liabilities       1.25:1      1.36:1     1.39:1      1.42:1     1.43:1
Ratio of long-term debt to stockholders' equity      0.32:1      0.54:1     0.68:1      0.85:1     0.79:1


(1) Includes redeemable common stock. Also includes patronage dividends payable in Class B common of $3,078, $4,060, $3,738, $3,779 and $3,405 for 1999, 1998, 1997, 1996 and 1995,respectively.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                             FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

  The final year of the millennium - 1999, proved to be a year of challenges and opportunities for Roundy's. The challenges included industry-wide consolidations, intense competition within our marketing area from both retail chains and super-centers and the avoidance of Y2K problems which would impact operations.

  Within this year of trepidation, the Company achieved record sales and earnings and also posted a record patronage dividend. Yet, there are still opportunities. Specifically, the Company continues to experience a growing demand for capital. This demand is fueled by the many acquisition opportunities available to us. In conjunction with our Strategic Plan, the Company reacted positively to certain acquisition opportunities. Moreover, the Board of Directors approved two acquisitions which will make Roundy's a stronger retail player in the new millennium. The acquisitions will not be completed until the end of the first quarter of 2000. The Company will incur additional long-term debt to fund the acquisitions.

  Essential to the attainment of Roundy's strategic planning goals is the continued availability of capital. As in the past, a key element of our capital is Roundy's cash position. The Company completed 1999 on a strong note with over $68 million in cash at year-end. This is $3.7 million less than at the end of 1998, but $16.0 million greater than at the end of 1997.

  Significant to the modest decline in the 1999 balance is the increase in capital expenditures in 1999. Total capital expenditures, net of insurance proceeds, were $10.9 million greater than 1998 and $13.1 million greater than 1997. The construction of a new freezer addition to the Westville warehouse accounted for over $8.3 million of the increase. With the current growth in the market, Management decided to movefrom the antiquated South Bend freezer and build a freezer at the Westville warehouse. This will enable the division to expand its produce and meat offerings, as well as supply all frozen products from the same facility. The Company financed the capital expenditures through operating cash flow.

  Other factors, which impacted the change in cash, included a $9.6 million increase in accounts receivable and an $9.0 million increase in accounts payable. Receivables are a function of credit sales. Accounts receivable increased compared to the prior year due to the record sales in 1999. The Company continues to monitor its receivables closely and focus on quality accounts. Moreover, Roundy's 1999 ratio of "accounts receivable days outstanding" improved slightly to 8.5 average days outstanding versus 8.6 average days outstanding for 1998 and 9.2 in 1997. Accounts payable are impacted by inventory growth and turns. Management has continued to strive to improve average inventory turns, thereby controlling the growth in inventory.
The major reason for the increase in year-end inventories and payables was due to a build-up in wholesale inventories in selected categories to offset potential product shortages because of Y2K problems. An analysis was made of all key commodities and planned inventory increases were made in each category to insure that customers would have a continuous supply in the first three weeks of 2000. Inventories and accounts payable balances reflected more normal levels at the end of January 2000.

  The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its financing requirements. In the event, the Company makes significant future capital expenditures or acquisitions, it may raise funds through additional borrowings.

  As a result of its strong cash flow, the Company was able to decrease its average outstanding debt. Average outstanding debt for 1999 was $81.7 million versus $91.9 million for 1998 and $102.1 million for 1997. The Company had a $60 million borrowing line available during the year, but none was used in 1999. With the positive trend of lower debt, Roundy's long-term debt to equity ratio declined to 0.32:1 at the end of 1999 versus 0.54:1 in 1998 and 0.68:1 in 1997. The average interest rate applicable to borrowings during 1999, 1998 and 1997 was 7.7%. On March 31, 2000 we restructured our long-term indebtedness under a new credit agreement which also provided us with the funds we needed to acquire substantially all the assets of Mega Marts, Inc. and NDC, Inc. For more information see "RECENT DEVELOPMENTS" on page 4.

  With improved management controls and positive cash flows, the Company was able to invest excess funds in various interest earning vehicles during 1999. Daily investments averaged $45.8 million in 1999 versus $41.9 million in 1998 and $26.7 million in 1997.

  The Company's 1999 and 1998 capital structure is summarized below (dollars in millions):

                                      1999             1998
                                  --------------  -------------

Long-term debt                    $ 48.6   24.0%  $ 73.3  35.2%
Stockholders' equity (1)           153.9   76.0%   134.8  64.8%
                                  --------------  -------------
Total                             $202.5  100.0%  $208.1 100.0%
                                  ==============  =============

(1) including redeemable common stock

RESULTS OF OPERATIONS

NET SALES AND SERVICE FEES

  Net sales and service fees for 1999 were $141 million greater than 1998 and $107 million greater than 1997. The 5.5% increase in 1999 sales and fees can be attributed to strong sales at wholesale aided by the acquisition of seven new Corporate stores and the replacement of a large portion of the business lost due to a 1998 fire which destroyed the Evansville, Indiana warehouse. The warehouse has been rebuilt and became fully operational in January 1999, which enabled the Company to aggressively grow the business. Further, the Company continued to evolve its "frequent shopper card" which has served as a significant, positive factor in helping to combat the growth of retail chains and super-centers in Roundy's service territories. Finally, the potential that Y2K problems would cause product shortages has contributed to the sales increase for the year, with December sales attaining record levels. Net sales and service fees for 1998 were off approximately $34.5 million or 1.3% compared to 1997. This decrease was primarily due to the sales lost at the Eldorado and Evansville Divisions because of the fire that destroyed the Evansville facility, and partially due to the 53rd week in 1997.

GROSS PROFITS

  Gross profits for the year were 9.8% versus 9.5% for 1998 and 9.5% for 1997. The modest increase in gross profits was due mainly to the increase in retail stores owned by Roundy's. This segment of the business has a significantly higher gross profit level than wholesale. Retail sales represented 11.9% of total Roundy's sales and service fees in 1999 compared to 11.0% in 1998 and 11.2% in 1997. Wholesale gross profit levels continued to reflect the competitiveness of the industry remaining at 7.7% for 1999 versus 7.5% for 1998 and 7.7% for 1997. With the continued growth of super-centers within Roundy's markets and the consolidation of retail chains, opportunities for significant increases in gross profits at the wholesale level are limited. The Company continues to keep price increases at minimum levels and has made a strategic decision to increase the number of corporate owned retail stores. With the ongoing changes in the industry and vendor funding being directed more and more to retail, Roundy's long-term financial strength is in increasing this segment of its business.

OPERATING AND ADMINISTRATIVE EXPENSES

  Total operating and administrative expenses increased in 1999 to 8.6% of net sales and service fees compared to 8.3% in 1998 and 8.4% in 1997. The 0.3% increase over 1999 is primarily attributable to the growth in retail operations. In accordance with the Company's Strategic Plan to grow its Corporate retail operations, Roundy's acquired seven Corporate stores during 1999. Retail operations have higher wage expense and operating cost as a percent of net sales and service fees. Accordingly, total 1999 retail operating costs were 15.4% greater than 1998 and 12.6% more than 1997. In contrast, wholesale operating costs remained flat compared to 1998 and were 0.2% below 1997 levels. A key element of Roundy's Strategic Plan is improving efficiencies and eliminating costs from the systems. Specific programs include standardizing all major systems and centralizing computer operations. In conjunction with the efforts to identify and rectify any potential Y2K problems, standardization efforts were implemented and significant progress was achieved. A second major undertaking was to increase sales in Roundy's warehouses with the goal of improving customer service, improving throughput and reducing costs through greater efficiency and reduced overhead. Another major effort in 1999 was the construction of a 126,000 square foot freezer addition to the Westville warehouse and the planned closing of the South Bend facility. A $1.7 million provision was made for the closedown of the South Bend facility and the related costs associated with the closing. The Westville warehouse, with the new addition, handles all commodities except non-food products.

INTEREST EXPENSE

  Interest expense in 1999 decreased $0.8 million from 1998 and by $0.9 million from 1998 to 1997. This expense, as a percent to net sales and service fees, decreased to 0.24% from 0.28% in 1998 and 0.31% in 1997. With the positive trend in sales, earnings and cash flow, the Company did not have to utilize any of its borrowing capacity and, in fact, reduced total debt by $10.2 million. Debt reductions in 1999 were comparable to 1998 and 1997 levels. With additional long-term debt necessary to fund the acquisitions, interest expense will increase in 2000 and future years.

TAXES

  The effective income tax rates for 1999, 1998 and 1997 were 40.5%, 40.7% and 42.6%, respectively. The improvement from 1997 to 1998 is due to the Company's efforts to reduce state and local income taxes.

NET EARNINGS

  Net earnings, as a percent of net sales and service fees, attained a record level at 0.65% compared to 0.46% for 1998 and 0.43% for 1997. Several factors contributed to the increased earnings including record sales, reduced debt, higher investment income and the recording of $5.5 million gain which resulted from the insurance settlement on the Evansville fire. However, excluding this gain and adjusting for the provision for closing the South Bend warehouse, earnings, as a percent of net sales and service fees, would still reflect a record level of 0.51%. The continued adherence to the fundamentals of the Company's Strategic Plan - acquisitions, cost containment and standardized systems continue to serve as the basis for the strong net earnings growth.

OTHER MATTERS

  In February 1998, the Company lost its Evansville Division warehouse to a fire. Roundy's erected a new building on the same site and the facility was in full operation by January 30, 1999.

  The Company has been in negotiations with its insurance carrier since the fire. Due to the extent of the fire, the total claim is multi-phased including a building claim, an inventory claim, equipment claim, a claim for the added costs to service customers during the period the building was being reconstructed and the business interruption element of the claim addressing lost business and profits while the facility was being rebuilt.

  In the fourth quarter of 1998, a settlement was reached on the claim for inventory lost in the fire. In 1999, settlements were also reached with the insurance carrier on the building and equipment claims, which resulted in a gain of $5.5 million, which is included in Other-net revenues.

  The issues that still remained unsettled at year-end are related to (1) the extra costs incurred to service the business and (2) the business interruption aspect of the claim that addresses the income lost due to the fire.

YEAR 2000

  Many computer programs used only two digits to identify years. These programs were designed without consideration for the effect of the change in century, and if not corrected, could have failed or created erroneous results at the year 2000. Essentially all of the Company's information technology-based systems, as well as many non-information-based systems, were potentially affected by the Year 2000 issue.

  In order to prepare for the Year 2000 issue, the Company implemented the following remediation plan for technology-based systems:

1. Identification of all applications and hardware with potential Year 2000 issues.
2. For each item identified, perform an assessment to determine an appropriate action plan and timetable for remediation of each item.
3.   Implementation of the specific action plan.
4.   Test each application upon completion.
5. Place the new process into production and conduct system integration testing.

  The Company successfully implemented the above remediation plan for all affected information technology-based systems and other remediation plans related to non-Management Information Systems before the turn of the century. Following the arrival of the Year 2000, the Company has not experienced any problems. There was no interruption in the Company's ability to deliver its products and transact business with its suppliers and customers. The Company continues to monitor its systems, suppliers and products for any unanticipated issues that may not yet have manifested.

  The total cost of achieving Year 2000 compliance was approximately
$8.3 million.

MARKET RISK SENSITIVITY

  We are not presenting any information concerning market risk because we do not engage in any foreign-currency transactions or conduct any business, which is denominated in foreign currencies or outside the United States. Further, we do not believe that our capital structure is market-sensitive because all of our outstanding material loans bear interest at a fixed rate.



                           THE COMPANY


  Roundy's, Inc. was incorporated in 1952 under the Wisconsin
Business Corporation Law. Our executive offices are located at 23000 Roundy Drive, Pewaukee, Wisconsin 53072, and our telephone number is (262) 953-7999.

General
  We are engaged principally in the wholesale distribution of food and non-food products to supermarkets and warehouse food stores located in Wisconsin, Illinois, Michigan, Indiana, Ohio, Kentucky, Missouri, Minnesota, Pennsylvania, Arkansas, Tennessee and West Virginia. At the end of fiscal 1999, we also owned and operated 14 retail warehouse food stores under the names "Pick 'n Save" or "Park & Save" and nine conventional food stores under the names "Park & Shop," "Orchard Foods," "Village Market," or "Buy Low Foods." We offer our customers a complete line of nationally known name brand merchandise, as well as a number of our own private and controlled labels. We currently service 822 grocery stores. On February 2, 2000, we acquired an additional seven retail grocery stores and on March 31, 2000 we acquired an additional 17 retail grocery stores. For additional information on these acquisitions, see "RECENT DEVELOPMENTS" on page 4.

  In addition to the distribution and sale of food and nonfood products, we provide specialized support services for our customers, including promotional merchandising and advertising programs, accounting and inventory control, store development and financing and assistance with other aspects of store management. We maintain a staff of trained retail counselors who advise and assist individual owners and managers with store operations.

Wholesale Food Distribution
  We distribute a broad range of food and nonfood products to our customers and to our corporate-owned food stores. We have seven product lines: dry grocery, frozen food, fresh produce, meat, dairy products, bakery goods and nonfood products. We have no long-term purchase commitments, and we do not believe that we are dependent upon any single source of supply. No source of supply accounted for more than 9% of our purchases in fiscal 1999.

  We sell brand name merchandise of unrelated manufacturers, including most nationally advertised brands. In addition, we sell numerous products under private and controlled labels, including but not limited to "Roundy's," "Old Time," "Shurfine" and "Buyers' Choice." Private label product sales accounted for $182,855,000, $173,339,000, and $179,032,000 of our sales during fiscal 1999, 1998 and 1997, respectively.

  We have historically operated on a cooperative basis with respect to our wholesale food distribution business. Our cooperative operations accounted for approximately 40%, 39% and 37% of the Company's consolidated net sales and service fees for fiscal 1999, 1998 and 1997, respectively. The balance of our sales were to independent grocers or through our corporate-owned stores. At January 1, 2000, we had 58 stockholder-customers actively engaged in our retail business, operating a total of 120 retail grocery stores. Our cooperative wholesale food business is focused primarily in Wisconsin, where 117 of these retail grocery stores are located (3 are in Illinois). We are not obligated to continue to operate on a cooperative basis in the future.

  Our primary marketing objective is to be the principal source of supply to both our stockholder-customers and other independent grocers. In 1999, we serviced 120 retail grocery stores operated by our stockholder-customers, 702 grocery stores operated by non-stockholders and 23 corporate-owned food stores. These stores are located in 12 states.

  Of our consolidated net sales and service fees in 1999, $727,576,000 (26.8%) was attributable to our five largest customers, with one customer, Mega Marts, Inc., accounting for $330,686,800 (12.2%) of such sales. Approximately 643 stores purchased less than $3,000,000 each from us in 1999. 107 customers owned more than one store, with one customer (Mega Marts, Inc.) owning 17 retail food stores. On March 31, 2000, we acquired these 17 retail grocery stores from Mega Marts, Inc.
For more information on this acquisition, see "RECENT
DEVELOPMENTS" on page 4.

  We generally distribute our products by a fleet of 272 tractor cabs and 664 trailers. Some products are shipped direct from manufacturers to customer locations. Most customers order for their stores on a weekly basis and receive deliveries from one to seven days per week. Orders are generally transmitted directly to a warehouse computer center for prompt assembly and dispatch of shipments.

  We have retail counselors and merchandising specialists who serve our customers in a variety of ways, including the following:

analysis of and recommendation on store facilities and equipment;

1. development of programs and objectives for establishing efficient methods and procedures for receipt, handling, processing, checkout and other operations;

2.    informing customers on latest industry trends;

3.    assisting and dealing with training needs of customers; and

4. if the need arises, acting as liaison or problem solver between us and our customers.

  The retail counselors and specialists are assigned a specific geographic area and periodically visit each customer within their assigned area.

  We render statements to our customers on a weekly basis to coincide with regular delivery schedules. Our accounts of single storeowners are considered delinquent if not paid on the statement date. Accounts of multiple storeowners are considered delinquent if not paid within three days of the statement date. Accounts of our subsidiaries are considered delinquent if not paid within seven days of the statement date. The majority of accounts are collected via the Automated ClearingHouse ("ACH") system. Delinquent accounts are charged interest at the rate of prime plus 5%, computed on a daily basis. During each of the past three fiscal years, our bad debt expense has been less than 0.1% of sales. The Company's bad debt expense was $1,596,100, $2,189,300, and $2,389,100 in 1999, 1998 and 1997, respectively.

Corporate-Owned Food Stores
  We own and operate two types of corporate stores: high volume-limited service food stores, which are considered "warehouse" food stores, and conventional food stores.

1. The high volume-limited service warehouse stores are designated as "Pick 'n Save" or "Park & Save" which generally offer, at discount prices, complete food and general merchandise lines to the customer, emphasizing higher demand items, with stores ranging from 33,000 to 73,000 square feet per store.

2.    Conventional stores operated under the names "Park & Shop,"
      "Orchard Foods," "Village Market," or "Buy Low Foods" generally emphasize full service to the customer at competitive prices. These stores range from 9,000 to 42,000 square feet.

  The number of stores operated by the Company at the end of its three most recent fiscal years, and their sales during these years, were as follows:

Type of Store                           1999   1998      1997
Warehouse Food Stores                    14     13        14
Conventional Retail grocery stores        9      6         7
Sales (in thousands)                 $323,857 $284,128 $291,613

Employees
  At January 1, 2000, we employed 1,140 full-time executive, administrative and clerical employees, 1,517 warehouse and processing employees and drivers, and 980 retail employees, as well as 1,980 part-time employees. Substantially all of our warehouse employees, drivers and retail employees are represented by unions, with contracts expiring in 2000 through 2003. We consider our employee relations to be normal. There have been no significant work stoppages during the last five years. Substantially all full-time employees are covered by group life, accident, and health and disability insurance.

Competition
  The grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. Shifting market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in any given market. In order to compete effectively, we must have the ability to meet rapidly fluctuating competitive market prices, provide a wide range of perishable and nonperishable products, make prompt and efficient delivery, and provide the related services which are required by modern supermarket operations.

  We compete with a number of local and regional grocery wholesalers and with a number of major businesses that market their products directly to retailers, including companies having greater assets and larger sales volume than we do. Our customers and our corporate-owned stores also compete at the retail level with several chain store organizations that have integrated wholesale and retail operations. Our competitors range from small local businesses to large national and international businesses. Our success is in large part dependent upon the ability of our independent retail customers to compete with larger grocery store chains.

  In the Milwaukee, Wisconsin area, our "Pick 'n Save" group, which consists of both independently-owned and corporate-owned stores, continues to be the market share leader with 52% of households in the Milwaukee metropolitan statistical area purchasing "most of their groceries" from "Pick 'n Save" as reported in the Milwaukee Journal Sentinel Consumer Analysis Survey taken in the fall of 1999.

  In competing for customers, emphasis is placed on high quality and a wide assortment of products, low service fees and reliability of scheduled deliveries. We believe that the range and quality of other business services provided to retail grocery store customers by the wholesaler are increasingly important factors, and that success in the wholesale food industry is dependent upon the success of our customers who are also engaged in an intensely competitive, low profit margin industry.

Stockholder-Customers
  Substantially all of Roundy's (but not its subsidiaries') customers are also Roundy's stockholders. We do not require that our stockholders buy merchandise exclusively from us; however, for a stockholder-customer to remain a holder of Class A common with respect to a particular retail grocery store, Roundy's (but not any of its subsidiaries) must be that retail grocery store's principal source of supply.

  Generally, we will stop selling to a stockholder-customer only when there has been nonpayment for merchandise delivered or indebtedness payable to us or the stockholder defaults in the payment of indebtedness that we have guaranteed. If this occurs, we will repurchase such person's stock, upon request, subject to the limitations described under "REPURCHASE OF SHARES" on page 31.

Buying Deposits; Application of Deposited Funds

  Each stockholder-customer is required to maintain a buying deposit for each retail grocery store it operates. In general the deposit must be in an amount equal to the greater of $20,000 or the estimated amount of purchases by the retail grocery store from Roundy's over a two week period; however, we reserve the right to increase the amount of the deposit required of any retail grocery store.

  This buying deposit requirement may be satisfied by either a cash deposit in the specified amount (bearing no interest), or the collateral pledge of Class A common and/or Class B common.
In either case, a stockholder-customer may make its entire buying deposit by a payment in cash at the outset of its customer relationship, or it may fulfill part or all of its buying deposit requirement by means of weekly or monthly payments, in accordance with an amortization schedule forming a part of the buying deposit agreement between the stockholder-customer and Roundy's. The form of buying deposit agreement is attached to this prospectus as Exhibit B.

  If a stockholder-customer elects to fulfill its buying deposit requirements through periodic installment payments, the stockholder-customer may apply such deposited amounts toward the subscription price of shares of Class B Common in accordance with the limitations described under "THE OFFERING-Offer to Stockholder-Customers" beginning on page 11.

  Neither the execution of a buying deposit agreement, nor the deposit of funds by a stockholder-customer pursuant to a buying deposit agreement, will constitute an agreement of any kind that the stockholder-customer will purchase or that we will sell any shares of Roundy's stock. See "Stockholder-Customers" on page 21 and the form of buying deposit agreement included as Exhibit B to this prospectus.

  Stockholder-customers who have already satisfied their buying deposit requirements may also elect to subscribe for and purchase shares of Class B common, subject to the limitations described above under "THE OFFERING-Offer to Stockholder-Customers" beginning on page 11.

  Shares of Class B common issued as patronage dividends will be applied to satisfy (in whole or in part) the buying deposit deficit of stockholder-customers with a buying deposit deficit. If such stockholder-customer has elected to pay its buying deposit in periodic installments, those shares will be applied to such installments in the inverse order of their due dates.

  Lien on Shares. Our By-Laws provide that we have a lien against all outstanding Class A common and Class B common as security for the payment of any and all obligations of the holder to us. No shares of stock held by a stockholder-customer will be transferred on our books until all obligations of the stockholder-customer to us or any of our subsidiaries have been paid in full. To perfect our lien, we retain physical possession of all stock certificates and provide stockholders with photocopies. If, at the time of a repurchase of stock from a stockholder-customer, that person has an unpaid obligation to us, or to any of our subsidiaries, the amount of that obligation will be deducted from the proceeds payable upon the repurchase of that stock. For a description of other restrictions on transfer of stock contained in the Company's By-Laws, see "DESCRIPTION OF STOCK-Restrictions on Transfer" beginning on page 30.

Customer Services
  Customers are provided, and independent retailers are offered, a variety of services to help them maintain a competitive position within the retail grocery industry. These services include pricing services, ordering assistance, point-of-sale host-computer support, detailed reports of purchases, store engineering, retail accounting, group advertising, centralized bakery purchasing, merchandising, insurance, real estate services and retail training. The Company charges its customers for some of these services; however, the income generated by such charges is not material.

  We have maintained a continuous effort to assist qualified customers and independent retailers to remodel and expand existing retail locations and to develop new retail outlets. Our inventory and equipment loans receivable as of January 1, 2000 are summarized in the following table:



   Inventory and Equipment Loans (1)
   ---------------------------------
   Number of Loans                         74
   Original Amount                $43,045,400
   Outstanding Balance as of
      January 1, 2000             $21,838,300
   Range of Interest Rates           Variable (2)
   Range of Maturity Dates          2000-2011

(1) We have guaranteed customer bank loans and customer leases amounting to $53,300 and $170,800, respectively at January 1, 2000. These amounts are not included in the table above.

(2)  Variable rates based on our cost of borrowing.

  The Company has a lease program under which it may in its discretion lease store sites and equipment for sublease to qualified customers. This enables customers to compete with large grocery store chains for store sites at favorable rates. The Company presently has such real estate and equipment leases with lease terms from 2000 to 2023. Aggregate lease rentals received under this program were $23,312,300, $23,207,000 and $21,249,900 in fiscal 1999, 1998 and 1997, respectively.

Real Estate
  Our principal executive offices are located in Pewaukee, Wisconsin on a 7-acre site, which we own. We conduct wholesale activities from the following warehouses (O = Owned and L =
Leased):

                                                             Approximate
Warehouse Location                 Products Distributed    Square Footage

Wauwatosa, Wisconsin          All product lines,             745,000 (O)
(Two facilities)              except nonfood products        192,000 (L)

Mazomanie, Wisconsin          Dry groceries and              225,000 (L)
                              nonfood products

Westville, Indiana            All product lines,             683,000 (O)
                              except nonfood products

Lima, Ohio                    All product lines,             515,000 (O)
(Two facilities)              except produce and              94,000 (L)
                              nonfood products

Eldorado, Illinois            Dry groceries                  384,000 (O)

Evansville, Indiana           Frozen food, meat and          136,000 (O)
                              dairy products

Van Wert, Ohio                Nonfood products               115,000 (L)

Muskegon, Michigan            All product lines,             215,000 (O)
                              except produce

  In addition to the above, as of January 1, 2000, the Company operates 23 retail grocery stores ranging from 9,000 to 73,000 square feet. These facilities are primarily leased. As of the date of this prospectus, the Company owns and operates 29 retail grocery stores and on March 31, 2000 we acquired an additional 17 retail grocery stores. For additional information on these acquisitions, see "RECENT DEVELOPMENTS" on page 4.

  We believe our current properties are well maintained and, in general, are adequately sized to house existing operations.

Regulation
  We are subject to regulation by the United States Food and Drug Administration and to certain state and local health regulations in connection with the operations of our facilities and our wholesale food business. We have not been subject to any material actions brought under such regulations in the past five years.

Transportation
  Our transportation fleet for distribution operations as of January 1, 2000 consisted of 272 tractor cabs, 664 trailers and 5 straight delivery trucks. The fleet is primarily owned. In addition, we own 26 automobiles.

Computers
  We own most of our computers and related peripheral equipment.
The computers are used for inventory control, billing and all other general accounting purposes. We believe the computer systems are adequate for our operations.

Legal Proceedings
  We are not involved in any material litigation as either a plaintiff or defendant, nor do we contemplate any other material litigation, nor, to the best of our knowledge, has any such litigation been threatened against us. Although we are involved in various claims and litigation arising in the normal course of business, we do not believe that the ultimate resolution of these actions will materially affect our consolidated financial statements.


                            MANAGEMENT

  The directors and executive officers of Roundy's are as follows:

Name                        Age    Position(s) Held with Roundy's and Business Experience
Gerald F. Lestina           57     President and Chief Executive Officer since 1995;
                                   Director since 1991 (term expires 2002)

Roger W. Alswager           51     Vice President of Real Estate since 1989

Londell J. Behm             49     Vice President of Advertising since 1987

Ralph D. Beketic            53     Vice President-Wholesale since 1996; President of Milwaukee
                                   Division 1993-1995

David C. Busch              51     Vice President of Administration since 1993

Edward G. Kitz              46     Vice President, Secretary & Treasurer since 1995

Charles H. Kosmaler, Jr.    57     Vice President of Planning and Information Services since
                                   1999; Vice President of Logistics and Planning 1993-1998

Debra A. Lawson             44     Vice President of Human Resources since 1997; Vice
                                   President Administration  Milwaukee Division  1994-1996

John E. Paterson            52     Vice President-Distribution since 1997; Vice President of
                                   Operations-Milwaukee Division 1993-1996

Robert D. Ranus             59     Vice President and Chief Financial Officer since 1987;
                                   Director since 1987 (term expires 2003)

Michael J. Schmitt          51     Vice President-Sales and Development since 1995

Marion H. Sullivan          53     Vice President of Marketing since 1989

Robert E. Bartels           62     Director since 1994 (term expires 2003); President and Chief
                                   Executive Officer of Martin's Super Markets,Inc., South Bend,
                                   Indiana

Charles R. Bonson           53     Director since 1994 (term expires 2003); President of Bonson's
                                   Foods, Inc., Eagle River, Wisconsin

Robert S. Gold              57     Director since 1998 (term expires 2001); President and
                                   stockholder of B.& H. Gold Corporation, Gold's Market,Inc.,
                                   Gold's, Inc., and Gold's ofMequon, LLC, in Brown Deer,
                                   Grafton, Milwaukee, and Mequon, Wisconsin

George C. Kaiser            67     Director since 1986 (term expires 2001); Chairman and Chief
                                   Executive Officer, Hanger Tight Company since 1988; Chief
                                   Executive Officer, George C. Kaiser and Co. since 1988

Henry Karbiner, Jr.         59     Director since 1999 (term expires 2002); Chairman, President and Director of both Tri City National Bank and Tri City
                                   Bankshares Corporation, Oak Creek, Wisconsin

Patrick D. McAdams          50     Director since 1995 (term expires 2001); General Manager and
                                   Treasurer of McAdams, Inc., Wales, Wisconsin

George E. Prescott          52     Director since 1999 (term expires 2002); President and Chief
                                   Executive Officer of Prescott's Supermarkets, Inc., West Bend,
                                   Wisconsin

Gary R. Sarner              53     Director since 1997 (term expires 2001); Chairman, Total
                                   Logistic Control, LLC since 1996, President and Chief
                                   Operating Officer, Christiana Companies, Inc. 1992 - 1997

  Our directors are elected by Class A common stockholders and generally serve staggered three-year terms; approximately one-third of the board of directors is elected annually. There are currently ten members of the board, two of whom are currently executive officers (Messrs. Lestina and Ranus) and four of whom must be "retailer directors" (currently, Messrs. Bonson, Gold, McAdams and Prescott.). The retailer directors are elected according to the terms of the Voting Trust which provides that the trustees will vote to elect stockholder-customers chosen by a plurality vote of the voting trust certificate holders to serve three-year terms as director. One retailer director is elected each year and two are elected every third year. See "VOTING TRUST" beginning on page 33.



COOPERATIVE STATUS; PATRONAGE DIVIDENDS
Operation as a Cooperative
  We have historically operated our food wholesale business (but not that of our subsidiaries) on a cooperative basis, and therefore determined our federal income tax liability under Subchapter T of the Internal Revenue Code, which governs the taxation of corporations operating on a cooperative basis. In general under Subchapter T, for a corporation to be taxed as a cooperative, a substantial majority of the voting securities of the corporation must be owned by its members or customers and each such customer's voting power must be equal, or nearly equal, to that of every other customer. Our capital structure, including the restrictions on stock ownership, was created to conform to these two requirements. For additional information, see "DESCRIPTION OF STOCK" beginning on page 29 and "VOTING TRUST" beginning on page 33.

  As of the date of this prospectus, all of our outstanding Class A common is owned by our stockholder-customers who own 97 retail grocery stores serviced by Roundy's. Stockholder-customers, who own approximately 64% of the combined total of Class A common and Class B common, may receive patronage dividends from us based on our sales to such stockholder-customers.

  Our subsidiaries do not operate as cooperatives. The customers serviced by our subsidiaries are independent grocers, operating
702 grocery stores as of January 1, 2000. They do not own any Class A common and do not receive patronage dividends.

  Under Subchapter T of the Internal Revenue Code, we deduct patronage dividends in determining our taxable income. The patronage dividends (including the value of the Class B common) are taxable to the stockholder-customers for income tax purposes, when received.

  We are not required to continue to operate on a cooperative basis or pay patronage dividends and our operation as a cooperative, as well as our practice of paying patronage dividends, could be terminated at any time by our Board of Directors.

  The applicable laws, regulations, rulings and judicial decisions affecting the determination of whether a corporation is operating on a cooperative basis for federal income tax purposes are subject to interpretation. Although we believe that Roundy's qualifies as a cooperative for such purposes, we have not obtained, and do not intend to seek a ruling or other assurance from the Internal Revenue Service that this is the case. If the IRS were to challenge our cooperative status, and if we were unsuccessful in defending such status, we could incur a federal income tax liability with respect to patronage dividends previously paid to stockholder-customers during the tax years in question and taken as tax deductions by us.

  The preceding discussion is only a summary of the most significant aspects of the taxation of cooperatives under the Internal Revenue Code, based on our understanding, and should not be construed as tax advice to any individual stockholder. You should consult with your own tax advisor for individual tax advice.

Payment of Patronage Dividends
  The patronage dividends we pay, if any, are determined on the basis of qualifying sales by Roundy's to stockholder-customers. The amount distributed to any stockholder-customer is therefore based on that customer's volume of purchases from Roundy's and not its stock holdings.

  Minimum Increase in Book Value.
  Article V of our By-Laws governs the payment of patronage dividends to stockholder-customers. Under Article V, we are required to pay patronage dividends out of the earnings from the business that Roundy's does with stockholder-customers in any fiscal year ("patronage earnings"). The amount of the patronage dividend for any year is the lesser of (1) patronage earnings, or (2) an amount which will reduce our net earnings (on a Company-wide basis) to an amount that will cause the book value of the outstanding Roundy's stock as of the close of such year to increase by 8% from the book value at the close of the prior year.

  For example, book value at January 1, 2000 was $129.95 per share. No patronage dividends may be paid for 2000 unless at least $10.40 (8% of $129.95) per share is added to such book value as of the close of fiscal 2000. Any increase in book value over $10.40 that is attributable to patronage earnings must be distributed in the form of patronage dividends to the extent permitted by the Internal Revenue Code. Based upon the number of shares outstanding at January 1, 2000, we must retain earnings of $12,069,900 in 2000 before patronage dividends may be paid in 2001.

  Income from the operations of our subsidiaries and other income (from sources such as investments in securities and the sale or exchange of capital assets) are not patronage earnings and therefore may not be distributed as patronage dividends. Consequently, the actual increase in book value from year to year (after we pay patronage dividends) may be more than the stated growth percentage in any year.

  The following table shows increases in book value of Roundy's outstanding stock for the last three fiscal years. The percentage increase in book value required under Article V of the By-Laws before patronage dividends may be paid may be changed by the Board of Directors at any time.

                                        1999    1998      1997

Increase in book
 value per share                       13.2%    10.0%     10.7%

Minimum increase
 required by By-Laws                    8.0%     8.0%     10.0%


  Composition of Patronage Dividends. If there are sufficient patronage earnings in any fiscal year to enable us to pay patronage dividends for that year, we will pay them during the subsequent fiscal year. We must pay at least 20% of the patronage dividend in cash, but may pay a greater percentage in cash depending on our cash needs at the time and the requirements of our credit agreements. During the last three fiscal years, most shareholders were paid their Patronage Dividend 70% in stock and 30% in cash.

  In each year that we pay patronage dividends, the board determines the percentage to be paid in cash and in Class B common. These percentages are applied to the dollar amounts determined as the patronage dividend and the number of shares of Class B common to be distributed to each stockholder-customer is determined based on the book value of such shares as of the end of the last fiscal year.

  Stockholder-customers who purchase more merchandise from Roundy's will be entitled to larger patronage dividends than others. They also may have a greater equity interest in Roundy's because they may own more Class B common. However, their voting power will not increase proportionally because each stockholder-customer is permitted to hold only 100 shares of Class A common for each retail grocery store it operates, and the shares of Class B common that are available for purchase and that are distributed as patronage dividends are non-voting shares. (See "DESCRIPTION OF STOCK" and "VOTING TRUST" on pages 29 and 33, respectively.)

  The following table shows the total amount of patronage dividends paid to stockholder-customers with respect to purchases during the last three fiscal years, the percentage paid in cash and in Class B common, and the number of shares of Class B common issued:

                                      1999    1998       1997
Total Dividend                  $6,446,900 $5,975,700  $5,687,000
Amount in Cash                  $3,403,500 $1,997,200  $1,890,100
Number of Shares                    23,420     34,656      36,386


  Taxation of the Receipt of Patronage Dividends. Under the Internal Revenue Code, if we pay at least 20% of the total patronage dividend in cash and the balance in Class B common, then we may deduct the total patronage dividend in determining our taxable income. We are permitted to do this only if you consent to include the full stated dollar amount of the Class B common and the cash you receive as income on your tax return for the year in which you receive it.

  Your consent to include the full stated dollar amount of the patronage dividend as income on your tax return can take the form of (1) a written consent which you either signed (or will be required to sign) before you became (or become) a stockholder-customer, or (2) your purchase of stock (or your election to remain a stockholder) after receiving written notice and a copy of the provision of our By-Laws that states that a person becoming or remaining a stockholder of Roundy's shall be deemed to have given the requisite consent.

  Although we are required to pay a minimum of 20% of the annual patronage dividend in cash, the cash portion, whether it is 20% or more, may be insufficient, depending upon the income tax bracket of each recipient, to provide funds for the full payment of the federal income tax liability incurred by the recipient with respect to such patronage dividends.

Other

  Although it has not been our practice to do so, Article V of the By-Laws permits us, in our sole discretion, to pay patronage dividends to Roundy's customers (but not to customers of any of our subsidiaries) who are not stockholder-customers because Roundy's is not their primary supplier. Persons who are not current customers of Roundy's, such as customers of our subsidiaries, former customers, or our directors, employees and trustees of the Voting trust, are not entitled to receive patronage dividends. No patronage dividends have been paid to non-stockholder customers in the last four years; however, if we were to pay patronage dividends to any non-stockholder-customers in the future, computation of the amount of patronage dividends payable to stockholder-customers in that year would be made after the determination of patronage dividends payable to such non-stockholder-customers.

   We cannot assure you that patronage dividends will be paid in the future, or, if paid, the amount or form of payment thereof. We are under no obligation to pay patronage dividends except to the extent provided by Article V of our By-Laws. This By-Law provision is subject to modification or repeal at any time by our
   Board of Directors. A copy of Article V of the By-Laws, as amended, is included as Exhibit C for your reference.

                      DESCRIPTION OF STOCK

Authorized Shares
  Under our Articles of Incorporation we are authorized to issue up to 60,000 shares of Class A common, $1.25 par value, and up to 2,400,000 shares of Class B common, $1.25 par value. As of the date of this prospectus, there are 9,700 shares of Class A common issued and outstanding and 1,036,668 shares of Class B common issued and outstanding.

Voting Rights
  Holders of Class A common are entitled to one vote for each share held, on all matters which are submitted to a vote of stockholders. Stockholders are not entitled to cumulative voting rights. As of the date of this prospectus, all of the outstanding shares of Class A common were owned of record by the trustees of the Voting Trust. Shares deposited in the Voting Trust will be voted in the manner provided in the voting trust agreement. See "VOTING TRUST" beginning on page 33.

  Except as otherwise required by law, holders of Class B common are not entitled to vote on any matter submitted to a vote of the stockholders. The Wisconsin Statutes provide that the holders of the outstanding shares of a class of stock must be entitled to vote as a class upon any proposed merger, share exchange, sale of all or substantially all assets of a company or any amendment to the articles of incorporation which would, in either case, alter the rights, preferences, or relative status of the shares in any of a number of specified ways. These are the only circumstances in which holders of Class B common are entitled to vote as stockholders.

Dividend Rights
  Holders of Class A common and Class B common are entitled to such dividends as may be declared by the Board of Directors. However, Roundy's does not expect to pay any dividends in the foreseeable future other than patronage dividends as described under "COOPERATIVE STATUS; PATRONAGE DIVIDENDS -Payment of Patronage Dividends" on page 27. Stockholders who are not customers of Roundy's are not entitled to receive patronage dividends.

Liquidation Rights
  In the event of the voluntary or involuntary liquidation of Roundy's, the holders of Class A common and Class B common will be entitled to share ratably in our remaining assets after payment of all our liabilities.

Repurchase of Shares
  Subject to certain limitations, we are obligated to repurchase stock upon written request from stockholders who have terminated or substantially reduced their customer or employee relationships with us. We may, but are not obligated to, repurchase shares held by other stockholders, including current stockholder-customers. See "REPURCHASE OF SHARES" beginning on page 31.

Restrictions on Transfer
  Our Articles of Incorporation provide that no shares of Class A common or Class B common may be transferred for any purpose (including, but not limited to, sales, gifts, testate or intestate inheritance or pledge) unless and until (1) such transfer has received our prior written consent, or (2) we have agreed in writing to repurchase such shares and have failed to satisfy such obligation.

  The certificates representing Class A and Class B common bear a legend setting forth the foregoing limitations on the resale of such shares.

Other Restrictions and Rights
  The Class A common and Class B common, the full consideration for which has been paid, will not be subject to any further calls or assessments by us. However, Section 180.0622(2)(b) of the Wisconsin Statutes imposes personal liability on stockholders in an amount equal to the par value of their respective shares (or in an amount equal to the consideration paid for such shares in the case of no-par value stock) for all debts owing to our employees for services performed for us, not exceeding six months' service in any one case. A Wisconsin court has interpreted "par value" for purposes of this statute as the "subscription price paid for the stock."

  We have a first lien upon any shares of our stock held by any stockholder for the amount of any indebtedness owed to us by such stockholder. To perfect our lien, we retain physical possession of all stock certificates and provide stockholders with photocopies. In addition to the other limitations on transfer, no sale or transfer of any such stock shall be made until all indebtedness to us has been paid in full. If, at the time of a repurchase of stock from a stockholder-customer, that person has an unpaid obligation to us, or to any of our subsidiaries, the amount of that obligation will be deducted from the proceeds payable upon the repurchase of that stock.

Transfer Agent
  We act as our own transfer agent for our Class A and Class B common.

Reports to Stockholders
   We will furnish annual reports to our stockholders within 120 days after the end of each fiscal year. Our annual report will include financial statements for the latest fiscal year audited by independent certified public accountants.

EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON
If a stockholder-customer disposes of or ceases to operate one or more of its retail grocery stores or changes its primary supplier to an entity other than Roundy's, our By-Laws require the stockholder-customer to exchange its 100 shares of Class A common associated with such retail grocery stores for an equal number of shares of Class B common. We impose this requirement to comply with the Internal Revenue Code and regulations governing federal income taxation of corporations operating on a cooperative basis. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS -

Operation as a Cooperative" beginning on page 26.

  This exchange of Class A common for Class B common will be tax-free to the stockholder-customer and to Roundy's.

  Shares of Class A common will be automatically deemed to have been surrendered for exchange when a stockholder-customer disposes of or ceases to operate one or more of its retail grocery stores or changes its primary supplier to an entity other than Roundy's.

  Any stockholder-customer who fails to actually surrender its Class A common for Class B common within 90 days following the termination of its customer relationship with Roundy's will not be eligible for repurchase of shares under the stock redemption policy and will not be eligible to receive patronage dividends until such shares have been surrendered. For more information, see "REPURCHASE OF SHARES" below.

                      REPURCHASE OF SHARES

  The following description of our stock redemption policy is necessarily selective and is qualified in its entirety by the full text of the stock redemption policy which is attached to this prospectus as Exhibit D.

  General

  Our Articles of Incorporation provide that we may repurchase or redeem shares of Roundy's stock, without the consent of our stockholders, on terms that the board deems appropriate subject to applicable Wisconsin law. The board has adopted a stock redemption policy, which sets forth certain conditions under which we will repurchase or redeem our stock. Our current stock redemption policy is included as Exhibit D to this prospectus.

  Other than under the stock redemption policy in effect at the time, we have no obligation to repurchase any of our stock. Our stock redemption policy may be amended or rescinded at any time by our board, except that no amendment or rescission may reduce the price payable for shares that have been properly tendered for redemption prior to the date of such amendment or rescission.
Any changes to our stock redemption policy could have a material adverse effect upon a stockholder's right to require us to repurchase its shares of Roundy's stock, and could cause stockholders to be unable to dispose of their shares for an indefinite period of time.

Timing of Repurchases

  The stock redemption policy provides that we will repurchase shares of stock following a request by the stockholder or his or her legal representative made during one of three "window periods" (the last two weeks of May, August and November of each year) if our customer or employee relationship with the stockholder has been terminated as follows:

1. A customer's relationship with us is considered terminated when one of its retail food stores either ceases to be principally supplied by Roundy's or ceases to be owned or operated by the stockholder.

2. An employee's relationship with us is considered terminated when the stockholder's employment relationship with us is terminated for any reason.

  Under our current stock redemption policy, we are not required to repurchase stock held by any stockholder that continues to own a retail grocery store or be employed by us.

  We are required to promptly acknowledge in writing the receipt of a repurchase request. Once we have done so, the request becomes irrevocable except with the written consent of our Board of Directors.

  If a stockholder makes a proper repurchase request, we must repurchase one-fifth (20%) of the shares subject to the repurchase request on each of the first through the fifth anniversaries of the repurchase request date. Each of these anniversaries is known as a "redemption target date." Our obligation is subject to certain limitations, which are discussed below under "Limitations on Repurchase Obligation."

  Notwithstanding the foregoing, if our customer or employee relationship with the stockholder is terminated as a result of the death of the stockholder, his or her estate may elect (by written notice to Roundy's within 180 days after his or her death) to have up to the first $50,000 in value of stock repurchased on an accelerated basis within 180 days after we receive written notice of such election.

Repurchase Price
  The repurchase price for the shares under our current stock redemption policy is the book value of such shares as of the end of the fiscal year preceding the actual date of repurchase, as adjusted for subsequent stock splits and stock dividends. Because the repurchase price will fluctuate based on changes in book value from year to year, the repurchase price payable for any 20% annual increment may vary. There is no assurance that book value will increase from one year to the next and it may decline.

  For example, a stockholder who made a proper repurchase request for 800 shares on May 25, 1995 would have had his shares repurchased as follows:

1. 160 shares (20%) on May 25, 1996 for $85.15 per share (book value at the end of fiscal 1995),

2. 160 shares (20%) on May 25, 1997 for $94.30 per share (book value at the end of fiscal 1996),

3. 160 shares (20%) on May 25, 1998 for $104.35 per share (book value at the end of fiscal 1997),

4. 160 shares (20%) on May 25, 1999 for $114.80 per share (book value at the end of fiscal 1998), and

5. 160 shares (20%) on May 25, 2000 for $129.95 per share (book value at the end of fiscal 1999).

Limitations on Repurchase Obligation
  Our obligation to repurchase shares under the stock redemption policy is subject to any limitations on repurchases that may be contained in any of our present or future lending or other agreements. These contract limits generally consist of covenants and restrictions of a type frequently encountered in similar transactions, such as stockholders' equity-to-capital ratios, debt-to-capital ratios, liability-to-net worth ratios and maintenance of certain amounts of working capital and stockholders' equity. These contract limits change from time to time.

  In the event the contract limits prevent us from repurchasing shares which are the subject of a repurchase request during a given period of time, or if required repurchases are delayed for any other reason, repurchases will be resumed promptly after such suspension period is over. Repurchases will then be made in the order of the redemption target dates that fell during the suspension period, regardless of the dates the repurchase requests were received. Such suspended repurchases will be prior to redemption's becoming due on any subsequent redemption target dates.

  Notwithstanding these limitations, stock having a repurchase price of $50,000 or less may be repurchased on an accelerated basis in our sole discretion in cases of demonstrated hardship.

  Any stockholder-customer who fails to surrender its Class A common for Class B common within 90 days following the termination of its customer relationship with Roundy's is not eligible for repurchase of shares under the stock redemption policy. For more information, see "EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON" beginning on page 30.

  The right to have stock redeemed under the stock redemption policy is not available to any person who, at the time of such repurchase, is asserting a challenge to the authority of our board of directors to have adopted any prior, then-current, or pending redemption policy or is then asserting a challenge to the enforceability or validity of our interpretation or application of any provision of our then-current or any prior stock redemption policy.

  Non-Policy Redemptions. Regardless of the stock redemption policy, we may repurchase or redeem stock on any other terms or under such other circumstances as the board deems appropriate, all without the consent or approval of the other stockholders. For example, the board may authorize an accelerated repurchase for hardship purposes on terms different from those provided for in the stock redemption policy. The fact that we may redeem the stock of any stockholder on terms other than those contained in then-current stock redemption policy does not give any other stockholders the right to such redemption and does not mean that the stock redemption policy has been amended.

  Effect of Repurchase Request. Each share that is subject to a repurchase request continues to be outstanding for all purposes until it is actually repurchased.

  Pending and Future Redemptions. Based upon repurchase requests we had received prior to the end of fiscal 1999, we expect to repurchase 26,586 shares of Class B common in 2000 at $129.95 per share (book value at January 1, 2000), for a total repurchase obligation of $3,454,900. In addition, based upon these requests (assuming the stock redemption policy remains unchanged), we presently expect to repurchase 17,324 shares in 2001, 15,960 shares in 2002, 12,143 shares in 2003, and 4,546 shares in 2004, at the repurchase prices applicable in those years. These figures do not take into account any requests for accelerated repurchase which we received since January 1, 2000, or which we may receive in the future, from an estate of a deceased shareholder, or any non-policy redemptions we may effect in the future.

  The number of shares of Class B common subject to repurchase in years after 2000 may change based upon receipt of additional repurchase requests after January 1, 2000, or if we should exercise our discretion to redeem stock other than on the terms prescribed by the stock redemption policy, as discussed above.

                          VOTING TRUST

  Purchasers of Class A common are requested, but not required, to deposit such shares in the Roundy's, Inc. Voting Trust. This request is made only by means of a separate prospectus relating to the voting trust certificates.

  The Voting Trust was originally established in August 1971 as the successor to an initial voting trust created at the time Roundy's was incorporated. It was most recently amended in 1995. The Voting Trust has an indefinite term, although it may be terminated upon the vote of the voting trust certificate holders as provided therein. The main purpose for the establishment of the Voting Trust, and its predecessor, was to insure the stability of management necessary to obtain long-term warehouse and other financing. As of the date of this prospectus, all outstanding shares of Class A common have been deposited in the Voting Trust.

  Stockholders depositing shares of Class A common in the Voting
Trust will receive voting trust certificates evidencing beneficial ownership of the number of shares deposited. Such certificates are not negotiable or transferable.

  The voting trust agreement authorizes the trustees to vote all shares deposited in the Voting Trust, in their discretion, for the election of all but four of the ten members of the Board of Directors. On other matters submitted to a vote of stockholders (including the election of the four "retailer directors"), the trustees are required to vote the shares deposited in the Voting Trust as a block as directed by a vote of the holders of outstanding voting trust certificates (with each share of Class A common in the Voting Trust entitling the depositor thereof to one vote).

  With respect to the election of the four retailer directors to be elected by the voting trust certificate holders (one in each year and two every third year), the candidate receiving the greatest number of votes from among the voting trust certificate holders will receive the votes represented by all of the shares held in the Voting Trust. On all other matters submitted to a vote of the voting trust certificate holders, the shares of Class A common held in the Voting Trust will be voted as a block directed by a majority of the voting trust certificate holders (except that, with respect to certain fundamental matters submitted to a vote of stockholders, including the merger of Roundy's, liquidation or sale of all our assets, the requisite approval is increased to a two-thirds majority of voting trust certificate holders unless such action has been recommended by our board of directors).

  The Wisconsin Statutes provide shareholders of Wisconsin business corporations, such as Roundy's, with the right to dissent from certain corporate actions (for example, a merger, consolidation, certain amendments to the Articles of Incorporation, and certain other specified corporate transactions) and receive "fair value" for their shares in lieu of any other consideration offered for such shares in connection with the proposed transaction or action. These rights are called "dissenter's rights". Although the shares of Class A common are held of record by the trustees of the Voting Trust, the voting trust agreement specifies that voting trust certificate holders are entitled to exercise any dissenter's rights which arise from a proposed corporate action or transaction on our part, and the voting trust agreement specifies the procedure for a voting trust certificate holder to notify the trustees of his, her or its intention to exercise such dissenters' rights.

  The voting trust agreement provides further that: (1) in the event the Voting Trust is terminated upon the effectiveness of such corporate action or transaction on our part, then shares of Class A common shall be distributed to the voting trust certificate holder, who shall thereafter be responsible for complying with the appropriate statutory procedures for obtaining "fair value" for such shares, and (2) that, if the Voting Trust is not terminated upon the effectiveness of such corporate action or transaction on our part, then a voting trust certificate holder who has notified the trustees of his, her or its intention to exercise dissenters' rights shall be deemed to have withdrawn such shares from the Voting Trust and such shares will be distributed to such dissenting shareholder in accordance with the voting trust agreement.

  A meeting of voting trust certificate holders is held prior to each meeting of stockholders for the purpose of presenting to the certificate holders the matters to be voted upon at the stockholders' meeting. The format of the voting trust certificate holders' meeting follows that of a customary meeting of stockholders with respect to notice and the opportunity to vote in person or by proxy.

  Persons holding certificates issued with respect to shares deposited in the Voting Trust (as amended and restated) prior to September 16, 1983 who agreed to the amended and restated voting trust agreement prior to December 17, 1983 have an annual right to withdraw such shares from the Voting Trust. All other voting trust certificate holders must wait until their shares of Class A common have been on deposit for five full years before becoming entitled to withdrawal rights. No more than one-third of the total number of shares of Class A common outstanding may be withdrawn in any single calendar year. The trustees give notice of this right of withdrawal to each person entitled to withdraw shares on or before January 31 of each year, and any withdrawals must take place during the months of February or March.

  All cash dividends received by the Voting Trust on the shares of Class A common deposited in the Voting Trust will be paid to the voting trust certificate holders. Any stock dividends payable in Class A common will be retained by the trustees and a like number of additional voting trust certificates will be issued to the depositors. In the event of a liquidation of Roundy's, all money or property received by the trustees with respect to the stock deposited in the Voting Trust will be distributed among the depositors in proportion to their respective stock interests in the Voting Trust.

  The voting trust agreement provides that there will be seven trustees, consisting of the following:

1.    two "officer voting trustees" who are officers of Roundy's.
      The term of an officer-voting trustee is determined by the board of directors, except that an officer-voting trustee automatically ceases to be a trustee upon ceasing to be an officer of Roundy's. The current officer voting trustees are Gerald F. Lestina and Edward G. Kitz. For information concerning Mr. Lestina and Mr. Kitz, see "MANAGEMENT" beginning on page 25;

2. two "independent voting trustees" who have executive business management experience and must be independent from the management and stockholders of Roundy's. Independent voting trustees serve five-year terms. The current independent voting trustees are Bronson J. Haase, President and Chief Executive Officer of Wisconsin Gas Company, and Robert R. Spitzer, President Emeritus of the Milwaukee School of Engineering; and

3. three "retailer voting trustees" who are stockholder-customers but may not be directors of Roundy's. Retailer voting trustees serve five-year terms. The current retailer voting trustees are Victor C. Burnstad, President and stockholder of Burnstad Bros., Inc., David J. Spiegelhoff, Vice President of Portage Pick 'n Saves, Inc. and Spiegelhoff's Super Food Market, Inc., and Gary N. Gundlach, owner of Pick `n Save retail grocery stores in Columbus, DeForest, McFarland, Stoughton, Sun Prairie and Madison, Wisconsin.

  Upon the completion of a voting trustee's term, or if a trustee ceases to be a trustee for any other reason, successor trustees are appointed by majority vote of the remaining trustees.

  The Voting Trust may be deemed to be an "affiliate" of Roundy's or our subsidiaries, and the trustees of the Voting Trust, as a group, may be considered to be "parents" of Roundy's, as these terms are defined in the Securities Act of 1933, as amended, and the regulations thereunder.
                          LEGAL MATTERS

  The legality of the Class A common and Class B common we are offering in this prospectus has been passed upon by Whyte
Hirschboeck Dudek S.C., 111 East Wisconsin Avenue, Suite 2100,
Milwaukee, Wisconsin 53202.



                             EXPERTS

  The consolidated financial statements of Roundy's, Inc. and subsidiaries and the related consolidated financial statement schedule as of January 1, 2000 and January 2, 1999 and for each of the three years in the period ended January 1, 2000 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  Ernst & Young LLP, independent auditors, have audited the combined financial statements of Mega Marts, Inc./Tri City Pick `n Save included in the Current Report on Form 8-K of Roundy's, Inc. dated April 14, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                     INDEMNIFICATION

In our By-Laws, we have established a policy indemnifying our officers and directors for liabilities and expenses arising out of their actions in their capacities as officers and directors.
This would include indemnification for certain liabilities on the part of officers and directors under the Securities Act of 1933. It is the public policy of the State of Wisconsin, as expressed in Section 180.0859 of the Wisconsin Business Corporation Law, to require or permit indemnification against claims arising under federal law and state securities laws.

  However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                      INDEX TO FINANCIAL STATEMENTS


Roundy's, Inc. and Subsidiaries Audited Financial Statements:
                                                              Page
                                                              ----
Independent Auditors' Report ...............................   F-2
Statements of Consolidated Earnings for each of the
    three years in the period ended January 1, 2000 ........   F-3
Consolidated Balance Sheets at January 1, 2000 and
    January 2, 1999 ........................................   F-4
Statements of Consolidated Stockholders' Equity for each
    of the three years in the period ended January 1, 2000 . F-6 Statements of Consolidated Cash Flows for each of the three years in the period ended January 1, 2000 ...............  F-7
Notes to Financial Statements ...............................  F-8

Independent Auditors' Report

To the Stockholders and Directors of Roundy's, Inc:

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of January 1, 2000 and January 2, 1999 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 25, 2000


                        STATEMENTS OF CONSOLIDATED EARNINGS
                            For the Years Ended
              January 1, 2000, January 2, 1999 and January 3, 1998



                                            1999           1998             1997
                                      --------------  --------------    -------------
Revenues:
Net sales and service fees........... $2,717,216,400  $2,576,222,100    $2,610,696,700
Other - net .........................     10,117,900       2,428,500         3,695,700
                                      --------------  --------------    --------------
                                       2,727,334,300   2,578,650,600     2,614,392,400
                                       --------------  --------------    --------------
Costs and Expenses:
Cost of sales........................  2,450,462,300   2,330,300,800     2,362,355,200
Operating and administrative ........    234,302,800     215,034,300       218,610,500
Interest.............................      6,503,600       7,293,100         8,220,900
                                      --------------  --------------    --------------
                                       2,691,268,700   2,552,628,200     2,589,186,600
                                      --------------  --------------    --------------
Earnings Before Patronage Dividends..     36,065,600      26,022,400        25,205,800

Patronage Dividends .................      6,446,900       5,975,700         5,687,000
                                      --------------  --------------    --------------
Earnings Before Income Taxes ........     29,618,700      20,046,700        19,518,800
                                      --------------  --------------    --------------
Provision (Credit) for Income Taxes:
  Current-Federal ...................     10,544,600       8,400,000         7,786,000
         -State .....................      2,407,700       1,539,000         1,722,300
  Deferred ..........................       (943,000)     (1,790,000)       (1,193,100)
                                      --------------  --------------    --------------
                                          12,009,300       8,149,000         8,315,200
                                      --------------  --------------    --------------
Net Earnings ........................ $   17,609,400  $   11,897,700    $   11,203,600
                                      ==============  ==============    ==============

See notes to consolidated financial statements.

                                CONSOLIDATED BALANCE SHEETS
                        As of January 1, 2000 and January 2, 1999




                                                                     1999           1998
                                                                -------------   ------------
Assets

Current Assets:
   Cash and cash equivalents ..................................  $ 68,385,800   $ 72,094,500
   Notes and accounts receivable, less allowance for losses,
      $5,509,800 and $6,361,600, respectively .................    87,659,000     78,489,000
   Merchandise inventories ....................................   166,514,000    159,743,100
   Prepaid expenses ...........................................     5,362,000      5,347,000
   Future income tax benefits .................................     8,026,800      6,373,800
                                                                 ------------   ------------
          Total current assets  ...............................   335,947,600    322,047,400

Other Assets:
   Notes receivable, less allowance for losses,
      $7,137,000 and $6,015,000, respectively .................    10,650,600     11,013,000
   Goodwill and other assets ..................................     9,532,000     10,140,600
   Other real estate ..........................................     5,705,000      4,081,300
   Deferred income tax benefit ................................     3,782,000      4,492,000
                                                                 ------------   ------------
          Total other assets ..................................    29,669,600     29,726,900
                                                                 ------------   ------------
Property and Equipment - At Cost:
   Land .......................................................     6,017,500      5,640,500
   Buildings ..................................................    87,899,000     75,843,500
   Equipment ..................................................   136,621,600    120,581,900
   Leasehold improvements .....................................    13,872,700     12,526,400
                                                                 ------------   ------------
                                                                  244,410,800    214,592,300
   Less accumulated depreciation and amortization .............   112,703,300    103,955,000
                                                                 ------------   ------------
        Property and equipment-net ............................   131,707,500    110,637,300
                                                                 ------------   ------------
                                                                 $497,324,700   $462,411,600
                                                                 ============   ============

See notes to consolidated financial statements.

                                CONSOLIDATED BALANCE SHEETS
                        As of January 1, 2000 and January 2, 1999




                                                                     1999           1998
                                                                -------------   ------------
Liabilities and Stockholders' Equity

Current Liabilities:
   Current maturities of long-term debt ......................   $ 24,734,500   $ 10,159,700
   Accounts payable ..........................................    174,893,000    165,801,200
   Accrued expenses ..........................................     62,981,000     52,824,600
   Income taxes ..............................................      5,402,600      4,418,600
                                                                 ------------   ------------
        Total current liabilities ............................    268,011,100    233,204,100
                                                                 ------------   ------------
Long-Term Debt, Less Current Maturities ......................     48,563,600     73,298,100
Other Liabilities ............................................     26,830,600     21,098,100
                                                                 ------------   ------------
        Total liabilities ....................................    343,405,300    327,600,300
                                                                 ------------   ------------
Commitments and Contingencies (Note 10)

Redeemable Common Stock ......................................      9,948,800      9,007,700
                                                                 ------------   ------------
Stockholders' Equity:

   Common stock:
     Voting (Class A) ........................................         15,000         14,900
     Non-voting (Class B) ....................................      1,356,600      1,327,300
                                                                 ------------   ------------
        Total common stock ...................................      1,371,600      1,342,200
   Patronage dividends payable in common stock ...............      3,078,000      4,060,000
   Additional paid-in capital ................................     36,305,800     31,582,600
   Reinvested earnings .......................................    104,346,400     89,950,000
                                                                 ------------   ------------
                                                                  145,101,800    126,934,800
     Less:
      Treasury stock, at cost ................................      1,131,200      1,131,200
                                                                 ------------   ------------
        Total stockholders' equity ...........................    143,970,600    125,803,600
                                                                 ------------   ------------
                                                                 $497,324,700   $462,411,600
                                                                 ============   ============
See notes to consolidated financial statements


                         STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
       FOR THE YEARS ENDED JANUARY 1, 2000, JANUARY 2, 1999 AND JANUARY 3, 1998


                                                        Common Stock                      Patronage
                                               ----------------------------------------   Dividends      Additional
                                                 Class A             Class B              Payable in      Paid-in     Reinvested
                                               Shares   Amount   Shares      Amount       Common Stock    Capital      Earnings
                                               ----------------------------------------   ------------   -----------  ------------
Balance, December 28, 1996 .................   13,000   $16,300  1,060,180   $1,325,000   $ 3,779,000    $24,920,000  $75,051,100
   Net earnings  ...........................                                                                           11,203,600
   Common stock issued .....................    1,100     1,400     51,219       64,000    (3,779,000)     4,756,700
   Common stock purchased ..................   (1,500)   (1,900)   (15,539)     (19,400)                    (568,900)  (1,332,200)
   Redeemable common stock .................                       (18,575)     (23,200)                    (520,100)  (1,395,000)
   Patronage dividends
     payable in common stock                                                                3,738,000
                                               -------  -------  ---------   ----------   -----------    -----------  -----------
Balance, January 3, 1998 ...................   12,600    15,800  1,077,285    1,346,600     3,738,000     28,588,300   83,527,500
   Net earnings ............................                                                                           11,897,700
   Common stock issued .....................      500       600     50,857       63,600    (3,738,000)     5,160,900
   Common stock purchased ..................   (1,200)   (1,500)   (28,120)     (35,200)                    (945,900)  (2,364,300)
   Redeemable common stock .................                       (38,148)     (47,700)                  (1,220,700)  (3,110,900)
   Patronage dividends
     payable in common stock                                                                4,060,000
                                               -------  -------  ---------   ----------   -----------    -----------  -----------
Balance, January 2, 1999 ...................   11,900    14,900  1,061,874    1,327,300     4,060,000     31,582,600   89,950,000
   Net earnings ............................                                                                           17,609,400
   Common stock issued .....................      700       900     52,546       65,700    (4,060,000)     5,955,200
   Common stock purchased ..................     (600)     (800)    (6,743)      (8,400)                    (426,000)  (1,137,600)
   Redeemable common stock .................                       (22,388)     (28,000)                    (806,000)  (2,075,400)
   Patronage dividends
     payable in common stock                                                                3,078,000
                                               -------  -------  ---------   ----------   -----------    -----------  ------------
Balance, January 1, 2000 ...................   12,000   $15,000  1,085,289   $1,356,600   $ 3,078,000    $36,305,800  $104,346,400
                                               =======  =======  =========   ==========   ===========    ===========  ============
Treasury Stock, January 1, 2000,
  January 2, 1999 and January 3, 1998 ......                        13,285   $1,131,200
                                                                 =========   ==========
See notes to consolidated financial statements.



             STATEMENTS OF CONSOLIDATED CASH FLOWS
For the Years Ended January 1, 2000, January 2, 1999, and January 3, 1998


                                                                    1999           1998            1997
                                                               -------------  -------------   ------------
Cash Flows From Operating Activities:
   Net Earnings ..............................................  $ 17,609,400   $ 11,897,700   $ 11,203,600
   Adjustments to reconcile net earnings to net
    cash flows provided by operating activities:
      Depreciation and amortization ..........................    18,823,400     18,782,300     17,132,300
      Allowance for losses ...................................     1,596,100      2,189,300      2,389,100
      Loss on sale of property and equipment .................       426,000      2,527,300        612,900
      Patronage dividends payable in common stock ............     3,078,000      4,060,000      3,738,000
   (Increase) decrease in operating assets net of
    the effects of business acquisitions
    and disposition:
      Notes and accounts receivable ..........................    (9,644,100)     6,899,000      8,975,000
      Merchandise inventories ................................    (3,723,000)    (8,398,300)     5,808,200
      Prepaid expenses .......................................         6,300       (129,100)    (2,450,300)
      Future income tax benefits .............................    (1,653,000)      (146,000)     1,589,600
      Other assets ...........................................      (269,100)      (433,900)       (76,500)
      Deferred income tax benefit ............................       710,000     (1,644,000)    (1,087,000)
   Increase (decrease) in operating liabilities
    net of the effects of business acquisitons
    and disposition:
      Accounts payable .......................................     9,045,300     10,804,400     (4,036,600)
      Accrued expenses .......................................    10,009,400      6,877,200      6,092,900
      Income taxes ...........................................       984,000      2,091,500      1,391,000
      Other liabilities ......................................     5,732,500        240,100        235,300
                                                                ------------   ------------   ------------
   Net cash flows provided by operating activities ...........    52,731,200     55,617,500     51,517,500
                                                                ------------   ------------   ------------
Cash Flows From Investing Activities:
   Capital expenditures - net of insurance proceeds ..........   (35,868,500)   (24,936,000)   (22,726,700)
   Proceeds from sale of property and equipment ..............     1,363,000      4,004,700      1,740,200
   Payment for business acquisition net of cash acquired .....    (7,812,100)    (4,586,300)    (3,967,400)
   Other real estate .........................................    (1,623,800)     3,071,200     (2,712,800)
   (Increase) decrease in notes receivable ...................      (759,600)       320,000      1,059,000
                                                                ------------   ------------   ------------
   Net cash flows used in investing activities ...............   (44,701,000)   (22,126,400)   (26,607,700)
                                                                ------------   ------------   ------------
Cash Flows From Financing Activities:
   Reductions in debt ........................................   (10,159 700)   (10,156,800)   (10,225,800)
   Proceeds from sale of common stock ........................     1,961,800      1,487,100      1,043,100
   Common stock purchased ....................................    (3,541,000)    (5,093,800)    (3,702,500)
                                                                ------------   ------------   ------------
   Net cash flows used in financing activities ...............   (11,738,900)   (13,763,500)   (12,885,200)

Net (Decrease) Increase in Cash and Cash Equivalents .........    (3,708,700)    19,727,600     12,024,600
Cash And Cash Equivalents, Beginning Of Year .................    72,094,500     52,366,900     40,342,300
                                                                ------------   ------------   ------------
Cash And Cash Equivalents, End Of Year .......................  $ 68,385,800   $ 72,094,500   $ 52,366,900
                                                                ============   ============   ============
Cash Paid During The Year For:
   Interest ..................................................  $  6,574,600   $ 7,487,600    $  8,084,600
   Income Taxes ..............................................    11,965,700     7,853,400       6,433,100
Supplemental Noncash Financing Activities-Patronage Dividends
   Payable in Common Stock ...................................     3,078,000     4,060,000       3,738,000

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.   SIGNIFICANT ACCOUNTING POLICIES
     Fiscal year-The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. The years ended January 1, 2000 and January 2, 1999 included 52 weeks. The year ended January 3, 1998 included 53 weeks.

     Consolidation practice-The financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

     Revenue recognition-Wholesale revenues are recognized at the time product is shipped and retail revenues are recognized at the point of sale.

     Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and cash equivalents-The Company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

     Inventories-Inventories are recorded at the lower of cost, on the first-in, first-out method, or market.

     Goodwill and long-lived assets-The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 20 years. Accumulated amortization at January 1, 2000 and January 2, 1999 was $6,440,600 and $5,714,000, respectively.
     The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustments to its carrying value on a current basis.

     Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated
     useful lives, which     are generally thirty-nine years for buildings,
     three to ten years for equipment and ten to twenty years for leasehold improvements.

     Closed facilities reserve-When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties
     under lease agreements, the   present value of any remaining future
     liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations in 1999, 1998 and 1997 for the present value of these remaining future liabilities were not significant.

     Reclassifications-Certain reclassifications were made to prior year's financial statements to conform with the current year financial presentation.

     Income Taxes-The Company provides income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

     Related Parties-During fiscal 1999, 1998 and 1997 the Company had wholesale sales to related party retailers in the amounts of $981,870,700, $918,547,800 and $827,749,000, respectively. In addition, the Company had received sublease payments from related party retailers of $11,819,900, $10,477,400 and $11,262,000 in fiscal 1999, 1998 and 1997, respectively.

2.   ACQUISITIONS
     On April 12, 1999, the Company purchased a grocery retailer for $5,682,500 in cash. On August 24, 1999, the Company purchased a grocery retailer for $2,129,600 in cash. On December 8, 1998, the Company purchased a grocery retailer for $4,586,300 in cash. On September 15, 1997, the Company purchased a grocery retailer for $3,967,400 in cash. The acquisitions have been accounted for as purchases and the results of operations have been included in the Consolidated Financial Statements since the dates of acquisition. On an unaudited pro-forma basis, the effect of the acquisitions was not significant to the Company's 1999, 1998 and 1997 results of operations.

3.   PATRONAGE DIVIDENDS
     The Company's By-Laws require that, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business activities with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in an 8% increase in the book value of its common stock. For the year 1997, a 10% increase in book value was required. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended January 1, 2000, January 2, 1999 and January 3, 1998 were payable 30% in cash.

4.   NOTES AND ACCOUNTS RECEIVABLE
     The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of Company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totalling $4,050,700 and $6,357,000 at January 1, 2000 and January
     2, 1999, respectively. The Company is exposed to credit risk with respect to accounts receivable, although it is generally limited due to short payment terms. The Company continually monitors its receivables with customers by reviewing, among other things, credit terms, collateral and guarantees.

5. LONG-TERM DEBT
   Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:


                                                  1999         1998

Senior unsecured notes payable:
   9.26%, due 2001 ....................       $ 2,500,000  $ 5,000,000
   7.57% to 8.26%, due 2001 to 2008 ...         5,100,000   17,300,000
   6.94%, due 2001 to 2003 ............        19,285,700   25,714,300
   7.86%, due 2001 to 2006 ............        21,428,500   25,000,000
Other long-term debt ..................           249,400      283,800
                                              -----------  -----------
   Total ..............................       $48,563,600  $73,298,100
                                              ===========  ===========


   At January 1, 2000, $60,000,000 was available to the Company under its revolving credit agreements, all of which was unused. The loan agreements include, among other provisions, minimum working capital and net worth requirements ($103,038,000 at January 1,2000) and limit stock repurchases and total debt outstanding.

  Repayment of principal on long-term debt outstanding is as follows:

  2000 .................................... $ 24,734,500
  2001 ....................................   13,738,000
  2002 ....................................   11,242,000
  2003 ....................................   11,246,400
  2004 ....................................    4,122,700
  Thereafter ..............................    8,214,500


6. FAIR VALUE OF FINANCIAL INSTRUMENTS
   The Company's financial instruments, as defined in SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," consist primarily of cash, accounts and notes receivable, accounts payable, accrued liabilities and long-term debt. The carrying amounts for cash, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $71,979,000 and $83,950,000 as of January 1, 2000 and January 2,1999, respectively.

7. STOCKHOLDERS' EQUITY
   The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

   The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $129.95, $114.80 and $104.35 for 1999, 1998 and 1997, respectively.
   The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

   Class B common stock which is subject to redemption is reflected outside of stockholders' equity. Redeemable common stock is held by inactive customers and former employees. As of January 1, 2000 and January 2, 1999, 76,559 and 78,464 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The Company expects to repurchase shares of 26,586, 17,324, 15,960, 12,143 and 4,546 in
   2000, 2001, 2002, 2003 and 2004, respectively.

   Effective November 1991, the Board of Directors adopted the 1991
   Stock Incentive Plan (the "Plan") under which up to 75,000 shares of Class B common stock may be issued pursuant to the exercise of stock options. The Plan also authorizes the grant of up to 25,000 stock appreciation rights ("SARs"). Options and SARs may be granted to senior executives and key employees of the Company by the Compensation Committee of the Board of Directors. No options or SARs may be granted under the Plan after November 30, 2001.

  Option and SAR transactions are as follows:






                                                                                      Options
                                                                                      Weighted
                                                                                       Average
                                                    Options  SARs        Price         Price
                                                    -------  ------  ---------------  --------
  Outstanding, December 28, 1996 .................  41,500   16,000  $53.10 - $77.40  $  61.54
     Granted .....................................   4,300    4,200            94.30     94.30
                                                    ------   ------  ---------------
  Outstanding, January 3, 19998 ..................  45,800   20,200    53.10 - 94.30     64.62
     Granted .....................................   4,200      800           104.35    104.35
                                                    ------   ------  ---------------
  Outstanding, January 2, 1999 ...................  50,000   21,000   53.10 - 104.35     67.96
                                                    ------   ------  ---------------
  Outstanding, January 1, 2000 ...................  50,000   21,000  $53.10 -$104.35     67.96
                                                    ======   ======  ===============
  Excercisable at January , 2000 .................  46,516   19,483  $53.10 -$104.35     65.91
                                                    ======   ======  ===============
  Available for grant after January 1, 2000 ......   1,000      184
                                                    ======   ======

  Options exercisable at January 1, 2000, January 2, 1999 and January 3, 1998 were 46,516, 43,966 and 39,880 with a weighted average price of $65.91, $64.92 and $62.97, respectively.

  The following table summarizes information concerning currently outstanding and excercisable options:

                                    Stock Options Outstanding
                            -------------------------------------

                                         Weighted
                                         Average       Weighted                  Weighted
                             Number      Remaining      Average        Number     Average
                               of       Contractual    Excercise         of      Excercise
                             Shares        Life          Price         Shares      Price
                             ------     -----------    ----------      ------    ---------
   Range of Exercise Price
   -----------------------
    $50.00 -  65.00          24,500        2.3         $ 55.06         24,150    $ 55.01
    $65.01 -  80.00          17,000        4.9           70.89         16,600      71.03
    $80.01 -  95.00           4,300        7.3           94.30          4,300      94.30
    $95.01 - 110.00           4,200        8.3          104.35          1,466     104.35
                             ------                    -------         ------    -------
                             50,000                    $ 67.96         46,516      65.91
                             ======                    =======         ======    =======

   Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant.

   SAR holders are entitled, upon exercise of an SAR, to receive cash in an amount equal to the excess of the Fair Market Value per share of the Company's common stock as of the date on which the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1999, 1998 and 1997. In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.

   The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Compensation expense was immaterial for 1999, 1998 and 1997. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, the decrease in 1999, 1998 and 1997 net earnings would have been less than $80,000.

8. EMPLOYEE BENEFIT PLANS
   Substantially all non-union employees of the Company and employees of its subsidiaries are covered by defined benefit pension plans. Benefits are based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. The
   Company intends to annually contribute only the minimum contributions required by applicable regulations.

   The following tables, set forth pension obligations and plan assets as of January 1, 2000 and January 2, 1999:




                                                     1999           1998
   Change in benefit obligation:                 ------------  ------------
   Benefit Obligation-Beginning of Year ....     $ 52,579,100  $ 45,893,300
   Service cost ............................        3,099,300     2,811,400
   Interest cost ...........................        3,604,300     3,272,400
   Plan amendments .........................          284,300
   Acturial (gain) loss ....................       (8,619,000)    2,282,200
   Benefits paid ...........................       (1,769,000)   (1,680,200)
                                                 ------------  ------------
   Benefit Obligation-End of Year ..........     $ 49,179,000  $ 52,579,100
                                                 ============  ============
   Change in plan assets:
   Fair Value-Beginnig of Year .............     $ 42,521,600  $ 37,631,100
   Actual return on plan assets ............        6,887,900     3,247,100
   Company contribution ....................          309,300     3,323,600
   Benefits paid ...........................       (1,769,000)   (1,680,200)
                                                 ------------  ------------
   Fair Value-End of Year ..................     $ 47,949,800  $ 42,521,600
                                                 ============  ============
   Funded status
   As of year end ..........................     $ (1,229,200) $(10,057,500)
   Unrecognized cost:
    Acturarial and investment (gains)losses, net   (4,266,600)    7,295,700
    Prior service cost .....................          216,300       252,200
    Transition asset .......................         (373,300)     (547,300)
                                                 ------------  ------------
   Accrued benefit cost ....................     $ (5,652,800) $ (3,056,900)
                                                 ============  ============
  The componets of pension cost are as folows:

                                                        1999          1998        1997
                                                     -----------  -----------  -----------
  Benefits earned during the year .................  $ 3,099,300  $ 2,811,400  $ 2,238,700
  Interest cost on projected benefit obligation ...    3,604,300    3,272,400    2,937,100
  Expected return on plan assets ..................   (3,771,100)  (3,444,100)  (2,993,000)
  Net amortization and deferral
   Unrecognized net loss ..........................      110,900       23,900
   Unrecognized prior service cost ................       35,900       35,900       35,900
   Unrecognized net asset .........................     (174,100)    (174,100)    (174,100)
                                                     -----------  -----------  -----------
  Net pension cost ................................  $ 2,905,200  $ 2,525,400  $ 2,044,600
                                                     ===========  ===========  ===========

  The assumptions used in accounting were as follows:

                                                 1999   1998   1997
                                                 -----  -----  -----
  Discount Rate ..............................   8.00%  7.00%  7.25%
  Rate of increase in compensation levels ....   4.00%  4.00%  4.00%
  Expected long-term rate of return on assets.   9.00%  9.00%  9.00%


   The change in the discount rate in 1999 resulted in a $8,200,000 decrease in the projected benefit obligation in 1999 and is expected to result in a decrease in the 2000 pension expense of approximately $800,000.

   The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $5,093,900, $4,655,000 and $4,530,300 in 1999, 1998 and 1997, respectively. Also, the Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $1,251,500, $1,181,400 and $858,400 in 1999, 1998 and 1997, respectively.

9. INCOME TAXES
     Federal income tax at the statutory rate of 35% in 1999, 1998 and 1997 and income tax expense as reported are reconciled as follows:

                                                           1999         1998         1997
                                                       -----------  -----------  -----------
   Federal income tax at statutory rate .............  $10,366,500  $ 7,016,400  $ 6,831,600
   State income taxes, net of federal tax benefits ..    1,565,000    1,000,300    1,119,500
   Other-net ........................................       77,800      132,300      364,100
                                                       -----------  -----------  -----------
   Income tax expense ...............................  $12,009,300  $ 8,149,000  $ 8,315,200
                                                       ===========  ===========  ===========

   The approximate tax effects of temporary differences at January 1, 2000 and January 2, 1999 are as follows:

                                                                  1999                                      1998
                                                    --------------------------------------  -------------------------------------
                                                      Assets     Liabilities      Total        Assets    Liabilities     Total
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Allowance for doubtful accounts...............  $ 1,287,000                $ 1,287,000  $ 1,084,000               $ 1,084,000
    Inventories ..................................               $(1,209,200)   (1,209,200)              $(1,419,200)  (1,419,200)
    Employee benefits ............................    6,914,000                  6,914,000    5,764,000                 5,764,000
    Accrued expenses not currently deductible ....    1,035,000                  1,035,000      945,000                   945,000
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Current ......................................    9,236,000   (1,209,200)    8,026,800    7,793,000   (1,419,200)   6,373,800
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Allowance for doubtful accounts ..............    2,431,000                  2,431,000    2,431,000                 2,431,000
    Depreciation and amortization ................                (9,287,000)   (9,287,000)               (6,602,000)  (6,602,000)
    Employee benefits ............................    5,837,000                  5,837,000    5,067,000                 5,067,000
    Accrued expenses not currently deductible ....    5,033,000                  5,033,000    3,828,000                 3,828,000
    Other ........................................                  (232,000)     (232,000)                 (232,000)    (232,000)
                                                     -----------  -----------   -----------  -----------  -----------  -----------
    Noncurrent ...................................   13,301,000   (9,519,000)    3,782,000   11,326,000   (6,834,000)   4,492,000
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Total ........................................  $22,537,000  $(10,728,200) $11,808,800  $19,119,000  $(8,253,200) $10,865,800
                                                    ===========  ============  ===========  ===========  ===========  ===========
                                       F-12

10.LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
   Rental payments and related subleasing rentals under operating leases are as follows:

                RENTAL PAYMENTS
            ------------------------
                                       SUBLEASING
              MINIMUM     CONTINGENT    RENTALS
            ------------  ----------  ------------
   1997 ... $ 28,625,700  $  406,600  $ 21,249,900
   1998 ...   29,883,200     414,300    23,207,000
   1999 ...   30,083,100     445,900    23,312,300

   Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

   Future minimum rental payments under long-term operating leases are as follows at January 1, 2000:

   2000 ............... $ 30,486,000
   2001 ...............   28,597,000
   2002 ...............   27,810,600
   2003 ...............   26,606,900
   2004 ...............   25,921,600
   Thereafter .........  162,955,900
                        ------------
                        $302,378,000
                        ============


   Total minimum rentals to be received in the future under non-cancelable subleases as of January 1, 2000 are $228,599,100.

   The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of Management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

11. EARNINGS PER SHARE
    Earnings per share are not presented because they are not deemed meaningful. See Notes 3 and 7 relating to patronage dividends and common stock repurchase requirements.

12. EVANSVILLE FIRE
    During fiscal 1998, fire destroyed the Evansville, Indiana warehouse, inventory and equipment. The Division supplied frozen food and meat products to Roundy's customers in the Southern Midwest area. Settlements have been reached on the inventory, building and equipment. Discussions are in process with the insurance carrier relating to the business interruption losses incurred.

    Through January 1, 2000, cash advances aggregating $15.3 million were received from the insurance carrier relative to (1) the cost of the inventory destroyed in the fire ($4.1 million), (2) the cost of the destroyed building and equipment ($8.3 million) and (3) certain costs of demolishing the building and removing debris from the site, transportation costs and a partial advance on the business interruption losses incured ($2.9 million). During fiscal 1999 the Company recorded a $5.5 million gain. This amount is reflected in Other-net revenues in the Company's Consolidated Statements of Earnings.

    The Company elected to rebuild the facility on the existing site and completed the project in January 1999 at a cost of approximately $10.8 million. The new facility was fully operational by January
    30, 1999, again supplying frozen food and meat products to Roundy's customers.

    Due to the complexity of the loss, the Company anticipates that the final settlement may require an extended period of negotiation. However, Management believes that the Company's insurance coverage was sufficient and that the final settlement with its insurance carrier will not have a material adverse impact on the Company's future financial statements.

13. SEGMENT REPORTING

    The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets primarily located in the Midwest. The Company's wholesale distribution segment sell to both corporately and independently owned retail food stores, while the retail segment sells directly to the consumer.

    During fiscal 1999, 1998 and 1997 the Company had one customer which accounted for 12.2%, 11.4% and 10.4%, respectively, of the Company's net sales and service fees.

    Gross profit represents net sales, less cost of sales.

    Eliminations represent the activity between wholesale and Company owned retail stores. Inter-segment revenues are recorded at amounts consistent with those charged to independent retail stores.

    Identifiable assets are those used exclusively by that industry segment. Corporate assets are principally cash and cash equivalents, notes receivable, corporate office facilities and equipment.

                                                       1999            1998              1997
                                                 ---------------  ---------------  --------------
    NET SALES AND SERVICE FEES
      Wholesale ...............................  $ 2,610,159,300  $ 2,512,268,000  $ 2,503,067,600
      Retail ..................................      323,857,300      284,127,500      291,612,600
      Eliminations ............................     (216,800,200)    (220,173,400)    (183,983,500)
                                                 ---------------  ---------------  ---------------
        Total .................................  $ 2,717,216,400  $ 2,576,222,100  $ 2,610,696,700
                                                 ===============  ===============  ===============

    GROSS PROFIT
      Wholesale ...............................  $   199,829,500  $   188,767,200  $   191,931,500
      Retail ..................................       70,048,900       60,132,300       59,048,700
      Eliminations ............................       (3,124,300)      (2,978,200)      (2,638,700)
                                                 ---------------  ---------------  ---------------
        Total .................................  $   266,754,100  $   245,921,300  $   248,341,500
                                                 ===============  ===============  ===============
    IDENTIFIABLE ASSETS
      Wholesale ...............................  $   319,419,500  $   304,322,200  $   296,886,900
      Retail ..................................       62,525,700       54,856,500       59,645,800
      Eliminations ............................      115,379,500      103,232,900       83,777,100
                                                 ---------------  ---------------  ---------------
        Total .................................  $   497,324,700  $   462,411,600  $   440,309,800
                                                 ===============  ===============  ===============
    DEPRECIATION AND AMORTIZATION
      Wholesale ...............................  $     7,432,200  $     8,311,100  $     7,393,000
      Retail ..................................        4,961,400        4,296,800        4,070,700
      Eliminations ............................        6,429,800        6,174,400        5,668,600
                                                 ---------------  ---------------  ---------------
        Total .................................  $    18,823,400  $    18,782,300  $    17,132,300
                                                 ===============  ===============  ===============
    CAPITAL EXPENDITURES
      Wholesale ...............................  $    17,846,700  $    12,942,400  $     6,266,000
      Retail ..................................        3,365,200        3,353,400        5,565,700
      Eliminations ............................       14,656,600        8,640,200       10,895,000
                                                 ---------------  ---------------  ---------------
        Total .................................  $    35,868,500  $    24,936,000  $    22,726,700
                                                 ===============  ===============  ===============



14. SUBSEQUENT EVENTS
    On February 2, 2000, the Company purchased seven grocery retail stores for approximately $37 million. In addition, on October 25, 1999 the Company entered into a letter of intent to purchase 17 grocery retail stores.

                                                     Exhibit A
                           ROUNDY'S, INC.
                       Subscription Agreement

  The undersigned customer/employee/director of Roundy's, Inc. ("Roundy's") hereby subscribes for and agrees to purchase _______ shares of Class A Common Stock and/or ______ shares of Class B Common Stock of Roundy's, at the price per share set forth below, being equal to the Book Value per share of such Common Stock as of the close of the most recently ended fiscal year of Roundy's, as determined by Roundy's audited financial statements and adjusted for subsequent stock dividends and stock splits. The undersigned acknowledges receipt of a Prospectus dated ______________, 19__ relating to Roundy's offer of the Class A or Class B Common Stock subscribed for hereby.

  The undersigned represents that the undersigned is purchasing such securities for the undersigned's own account, for investment only and not for resale or distribution. The undersigned further acknowledges and understands that in no event may the Class A nor Class B Common Stock be pledged, transferred or hypothecated without Roundy's prior written consent. The undersigned acknowledges and agrees to be bound by the provisions of Section 7.11 of Roundy's By-Laws (as the same may be amended and in effect from time to time) imposing limitations on the ownership of Roundy's Class A Common Stock and providing for the conversion of shares of Class A Common Stock into shares of Class B Common Stock, upon the occurrence of a "Customer/Shareholder Termination" as that term is defined in Roundy's By-Laws.

  This paragraph applies only to subscriptions by customers with a Buying Deposit Deficit: The shares purchased hereby shall become a part of the undersigned's Buying Deposit pursuant to the Buying Deposit Agreement previously entered into by the undersigned for the Store Location (Customer Number) set forth below. If so indicated below, the undersigned hereby directs Roundy's to apply the amount set forth below, from funds previously deposited by the undersigned with Roundy's, against the subscription price provided for herein.

  Roundy's, by accepting this Subscription Agreement, agrees to be bound by the Statement of Policy Regarding Repurchase of Stock set forth as Exhibit D to Roundy's Prospectus, as such Statement of Policy may be amended from time to time.

Legal Name of Subscriber
Applicable Federal
Identification or                By_______________________________
Social Security Number

_____________________________________
  (Name)                     (Title)

Date:______________, _____       Customer Number _________
   (If applicable)
   Mailing Address:
  ________________________________
  City ___________________________
  State __________________Zip_____

Price per Share:                                $___________________
Total Subscription Price:                       $___________________
Amount to be applied from funds on deposits: $___________________ Cash remitted with this Subscription Agreement: $___________________

Agreement Accepted:
Roundy's, Inc.
By:________________________________   Date:_____________________________



                                                            Exhibit B

                           ROUNDY'S, INC.
                      Buying Deposit Agreement


  The undersigned customer of Roundy's, Inc. ("Roundy's") hereby agrees to establish a Buying Deposit with Roundy's in the total amount set forth below, and to make monthly installment payments of such Buying Deposit to Roundy's as set forth below. The amount of the Buying Deposit has been computed as an amount equal to the estimated amount of purchases by the undersigned from Roundy's, with respect to the store location identified below ("Store Location") over a two week period, with a minimum amount of $20,000. The total Buying Deposit will be established by periodic payments to be made by the undersigned to Roundy's in accordance with the amortization schedule set forth below. It is understood that Roundy's shall have the right to increase the amount of the Buying Deposit at any time, in which event the amortization schedule set forth below shall be adjusted accordingly.

  To fulfill its obligation to establish such Buying Deposit, the undersigned may from time to time subscribe for and purchase shares of Roundy's Class A and/or Class B Common Stock pursuant to Roundy's Policy Regarding Issuance and Sales of Roundy's Stock (adopted December 7, 1993; effective January 1, 1994, as amended) (a copy of which the undersigned acknowledges having received as an exhibit to the Prospectus dated _______, _____ for Roundy's Common Stock (the "Prospectus"), which has been provided to the undersigned). The undersigned acknowledges that such Policy may be amended, modified, suspended or terminated at any time and from time to time in the discretion of Roundy's Board of Directors, and that by accepting this Buying Deposit Agreement, Roundy's has not undertaken any obligation to issue or sell any shares of its stock to the undersigned except to the extent provided in such Policy, as the same may exist and be in effect from time to time.

  Installment payments made to Roundy's from time to time will be retained by Roundy's as a part of the undersigned's Buying Deposit, and will be applied to the undersigned's purchase of shares of Roundy's Common Stock only at such times and in such amounts as the undersigned may designate (subject to the preceding paragraph and the Policy described therein) pursuant to a subscription agreement executed by the undersigned in the form attached hereto.

  Roundy's, by accepting this Buying Deposit Agreement, agrees to be bound by the Statement of Policy Regarding Repurchase of Stock set forth as Exhibit D to the Prospectus, as such Statement of Policy may be amended from time to time.

  The undersigned understands that patronage dividends, if any, paid to the undersigned in Class B Common Stock from and after the date hereof, until the Buying Deposit is satisfied, will be credited against the installment payments of the undersigned's Buying Deposit in the inverse order of the due dates of such installments, at a price per share equal to the Book Value of such shares as of the fiscal year-end immediately preceding the date of their issuance.

  Upon termination of the customer status of the undersigned with Roundy's for any reason or if the undersigned at any time shall not have made payments due from it to Roundy's in the manner and within the time limits established by Roundy's, Roundy's shall have the right to reimburse itself out of the undersigned's Buying Deposit for any amounts owed to Roundy's by the undersigned.

                                                            Exhibit B


  If the undersigned has previously entered into any prior Buying
Deposit Agreement(s) for the Store Location, this Buying Deposit
Agreement supersedes and cancels such prior Agreement(s) in their entirety.


_______________________          ________________________________
Applicable Federal               Legal Name of Subscriber
Identification or
Social Security Number           By______________________________

  ________________________________
  (Name)                   (Title)


Date:__________________, _____   Customer Number

  Mailing Address:

  ________________________________

  City ___________________________

  State___________________________

                                       Zip Code __________________


            BUYING DEPOSIT - MONTHLY INSTALLMENT PAYMENTS


1.   Total Buying Deposit          _______________________

2.   Less down payment             _______________________

3.   Balance to be amortized       _______________________

4.   Estimated weekly retail sales _______________________


               Check          Monthly Buying Deposit Installment
Weekly Retail Sales  One             1st Year       2nd Year      3rd Year
$ 40,000 - $100,000 _____              $  300         $  400        $ 500
$100,000 - $200,000 _____                 750            900        1,050
Over $200,000       _____               1,000          1,250        1,500

Payment beginning (nearest 15th day of month following down payment)

Approved:_____________________________________________
Retail Counselor, Roundy's, Inc.

Accepted:_____________________________________________
Sales Manager, Roundy's, Inc.

                                                            Exhibit C


Article V of By-Laws of Roundy's, Inc., as amended by the Board of Directors on February 24, 1998


                             FISCAL YEAR
                  ACCOUNTING AND PATRONAGE REBATES


  The corporation is obligated to its Common stockholders on a patronage basis or bases for all amounts received by it resulting from sales to them as defined and limited herein.

  5.1 Patronage Dividends. Patronage dividends shall accrue to Class A Common shareholders of the corporation out of net earnings from business done with such shareholders and shall be determined and distributed for each fiscal year pursuant to existing provisions of the Internal Revenue Code; provided further that patronage dividends of the corporation will be determined on the basis of the net sales of the corporation to each Class A Common shareholder and paid in an amount which will reduce net income of the corporation to such amount as will result in an increase of eight percent (8%) in the net book value (as determined by the corporation's independent certified public accountants) of the corporation's outstanding shares as of the close of such fiscal year. The computation of the amount of patronage dividends payable to Class A Common shareholders shall be made after the determination of patronage dividends payable to non-shareholder customers.

  5.2 Determination of Patronage Dividends. Patronage dividends shall be determined from the records of the corporation as soon as practicable after the close of the corporation's fiscal year, and the Class A Common stockholders shall be promptly advised of the amount of their respective patronage dividend and the method of payment of such patronage dividend.

  5.3 Consent. Each person who hereafter becomes a Class A Common stockholder of this corporation and each Class A Common stockholder of this corporation on the effective date of this By-Law who continues as a Class A Common stockholder after such date shall, by such act alone, consent that the amount of any distributions with respect to his patronage occurring after January 3, 1976 which are made in written notices of allocation (as defined in Section 1388 of the Internal Revenue Code) and which are received by him from the cor poration, will be taken into account by him at their stated dollar amounts in the manner provided in Section 1385(a) of the Internal Revenue Code in the taxable year in which such written notices of allocation are received by him.

  5.4  Payment of Patronage Dividends.

     (a) Patronage dividends are payable in the fiscal year following the fiscal year in which accrued, in money, qualified written notices of allocation (as defined by the Internal Revenue
Code) or other property (except non-qualified written notices of allocation as defined by the Internal Revenue Code) provided, however, that at least twenty percent (20%) of the amount of a patronage dividend shall be paid in money or by qualified check as defined by the Internal Revenue Code.

  5.5  Corporate Accounting and Fiscal Year.

     (a) The accounts of the corporation shall be kept on the accrual basis and reflect assets, liabilities, stockholders' equities and operations in accordance with generally accepted accounting principles.

     (b) The fiscal year of the corporation shall be on a 52-53 week basis ending on the Saturday nearest to December 31st as that method permits.

  5.6 Patronage Dividends to Nonstockholders. The corporation may, in its sole discretion, enter into written agreements obligating itself to pay patronage dividends to nonstockholder-customers.

                                                            Exhibit D

        ROUNDY'S, INC. POLICY RELATING TO REDEMPTION OF STOCK
       BY INACTIVE CUSTOMER SHAREHOLDERS AND FORMER EMPLOYEES

                              ARTICLE 1
                 Repurchase of Shares by Corporation

  1.01 Agreement to Repurchase. Upon the terms and subject to the conditions set forth in this Policy (including the applicable provisions of Articles 2 and 3, below), the Corporation shall be obligated to repurchase its shares of Class A Common Stock and Class B Common Stock after proper request by the holder thereof, or his or its legal representative, at any time after the occurrence of a Customer/ Shareholder Termination with respect to such stock or an Employee/ Shareholder Termination with respect to such holder.

  1.02 Repurchase in Increments. The Corporation's obligation to repurchase stock shall accrue, subject to the other terms and condi tions of this Policy, in annual 20% increments during the five year period beginning on the Repurchase Request Date with respect to such stock. Beginning on the first anniversary date of the Repurchase Request Date, the Corporation shall become obligated to purchase in accordance herewith 20% of the aggregate number of shares of Class A and Class B Common Stock as to which a proper repurchase request has been received. Such percentage shall be increased to 40% on the second anniversary date of the Repurchase Request Date, 60% on the third anniversary date, 80% on the fourth anniversary date and 100% on the fifth anniversary date of the Repurchase Request Date. Regardless of the foregoing, in the event that a Customer/Shareholder Termination or an Employee/Shareholder Termination occurs as a result of the death of the shareholder and the estate of such shareholder specifically so elects by written notice to the Secretary of the Corporation within 180 days thereafter, the repurchase of not more than the first $50,000 in value of stock shall be accelerated to the date 180 days after receipt by the Secretary of such written election. Each share shall continue to be outstanding for all purposes until actually repurchased.

  1.03 Calculation of Repurchase Price. The repurchase price for each share of stock of the Corporation shall be the Book Value of such share at the date of repurchase.

  1.04 Form of Repurchase Request. A proper repurchase request for purposes hereof shall consist of a written notification to the Secretary of the Corporation specifying the number of shares to be repurchased, the reason for such repurchase request, and the date or dates on which a Customer/Shareholder Termination or Employee/Shareholder Termination occurred with respect to the stock covered by such repurchase request. Such repurchase request must be made in accordance with the procedures specified in Section 2.02, below.

  1.05 Acknowledgment By Corporation of Repurchase Request. Subject to the conditions set forth in the Policy (including the applicable provisions of Articles 2 and 3, below), the Secretary shall promptly acknowledge in writing receipt of a repurchase request. Such acknowledgment shall set forth, among other things, the Repurchase Target Dates with respect to the shares covered by the repurchase request and the Book Value of the shares at the Repurchase Request Date, and shall enumerate such documents and instruments as may be reasonably required to be delivered to assure the Secretary that the Corporation will receive unencumbered title to the shares to be repurchased. Neither such acknowledgment nor any other communication made by the Corporation pursuant to this Policy shall be deemed to be an agreement to purchase shares for purposes of this Policy, except subject to all the terms and conditions hereof. After such acknowledgment has been given by the Secretary, a stock repurchase request shall be irrevocable except with the written consent of the Board of Directors.

  1.06 Payment of Repurchase Price. Subject to the terms and conditions of this Policy, the Corporation shall repurchase shares subject to a proper repurchase request by payment of the full purchase price in cash or by check within 10 days after the later of the Repurchase Target Date or the date on which the appropriate stock certificates have been received, in negotiable form, together with any such other documents or instruments as the Secretary shall have requested in its acknowledgment notice given under Section 1.05, all in form reasonably acceptable to the Secretary; provided, however, that in no event shall the Corporation be obligated to repurchase shares within 90 days after the end of its fiscal year. By mutual agreement of the Corporation and the shareholder, such shares may be repurchased at any time prior to the Repurchase Target Date, but only if no other shareholder has been assigned an earlier Repurchase Target Date and such shares have not yet been actually repurchased.

  1.07 Limitation on Corporation's Obligation to Repurchase. The Corporation's obligation to repurchase shares hereunder is subject to
(i) all restrictions which may be imposed by applicable law from time to time, and (ii) the limitations (if any) on repurchases of shares contained in any lending or other agreements of the Corporation in force from time to time. In the event the Corporation is precluded during a given period of time from repurchasing shares which are the subject of a repurchase request because of such limitations or if required repurchases are delayed for any other reason (in either case, a "Suspension"), repurchases shall be resumed promptly thereafter in the order of the Repurchase Target Dates which occurred during the period of the Suspension, regardless of the dates the repurchase requests were received and such suspended repurchases shall be made prior to repurchases becoming due on any subsequent Repurchase Target Date. Notwithstanding the foregoing provisions, stock having a repurchase price of not in excess of $50,000 per shareholder may, in the sole discretion of the Corporation, be repurchased on an accelerated basis in cases of demonstrated hardship.

  1.08  Authority Reserved.

     (a) No provision of this Policy shall be construed as limiting the Corporation's authority to repurchase outstanding shares of its stock at the discretion of the Board of Directors or the officers on any other terms at any time; provided however, that no such discretionary purchases shall occur if a Repurchase Target Date has passed with respect to shares required to be repurchased under this Policy and such shares have not yet been repurchased.

     (b) No provision of this Policy shall be construed as limiting the authority of the Board of Directors to amend, revise or rescind this Policy. This Policy does not create, and should not be understood as creating, any vested rights or contractual obligations of the Corporation except, and only to the extent, that no amendment, revision or rescission shall reduce the Repurchase Price payable by the Corporation for shares with respect to which the Repurchase Request Date precedes the date of the resolution of the Board of Directors effecting such amendment, revision or rescission.

  1.09 Adjustments. For all purposes hereof, in the event of a stock split or similar capital change (excluding regular stock issuances associated with the Corporation's patronage dividends), equitable adjustment will be made to the number of shares to be repurchased and the repurchase price.


                              ARTICLE 2
           Additional Conditions to Repurchase Obligations


  2.01 Notification to Corporation of Certain Termination Events. Each shareholder (or his or its legal representative) shall, as soon as possible after the occurrence of a Customer/Shareholder Termination or an Employee/Shareholder Termination (occurring otherwise than as a result of the death or retirement of the employee), give written notice of the same to the Secretary of the Corporation, stating the nature and date of such event. If it shall come to the attention of the Corporation that such an event has occurred and no such notice has been received, the Secretary shall give written notice of the same to the record holder of such shares. Any determination so made in good faith by the Corporation, including any determination as to the date upon which a retail food store became or ceased to be an Active Customer, or upon which a Customer/Shareholder Termination or an Employee/Shareholder Termination occurred, shall be final and binding on all persons.

  2.02 Timing of Repurchase Requests. Requests by shareholders to have their shares of stock redeemed or repurchased pursuant to this policy will be accepted by the Corporation when made in accordance with the following procedures:

     (a) When Repurchase Requests May Be Made. Requests by a shareholder to have its stock repurchased or redeemed will be accepted only if made during one of three (3) "window" periods each year -- after the first, second and third fiscal quarters of the Corporation, consisting of the last two weeks of May, August and November, respectively. These "window" periods are subject to closure or modification by management or the Board of Directors of the Corporation if, in the best judgment of management or the Board, it would be inappropriate for the Corporation to be engaged in the purchase or sale of its shares at such time. Requests for redemption will be deemed to have been duly made during these periods if they are received in writing at the Corporation's Pewaukee office during the window period or, if received thereafter, if they were postmarked during the window period.

     (b) Authority Of The Board To Suspend Or Deviate From These Requirements. The Board of Directors reserves at all times the authority to alter, suspend or deviate from the requirements of this
Section 2.02, in its discretion, to the extent it determines such action to be appropriate.

     (c) Effective Date. The provisions of this Section 2.02 will be effective commencing January 1, 1994.

  2.03  Limitations on Ownership of Class A Common Stock.

     (a) No person may directly or indirectly beneficially own shares of Class A Common Stock except a Person who or which directly or indirectly owns an Active Customer or the trustees of a voting trust formed by and for the benefit of such Persons. No Person may directly or indirectly beneficially own more than 100 shares of Class A Common Stock, except that (i) a Person owning and operating (or controlling) more than one Active Customer at different locations may own not more than 100 shares of Class A Common Stock for each such Active Customer, and (ii) the trustees of a voting trust as set forth in the preceding sentence may be the record holders of such number of shares as may be owned in the aggregate by the depositors thereof.

     (b) Any holder of shares of Class A Common Stock shall immediately present his or its certificate(s) representing the same to the Secretary of the Corporation, in negotiable form, upon the occurrence of a Customer/Shareholder Termination with respect to an Active Customer owned and operated (or controlled) by such shareholder.

In the event such shareholder has theretofore owned more than 100 shares of Class A Common Stock, there shall be presented to the Corporation 100 of such shares for each such Active Customer as to which a Customer/ Shareholder Termination has occurred. Upon receipt of such certificate(s), the Corporation shall issue to and in the name of the record holder thereof a replacement certificate for a like number of shares of Class B Common Stock. In the event any holder shall fail to surrender such certificates to the Corporation within thirty (30) days after the Customer/Shareholder Termination, the Corporation may, at any time thereafter, by written notice to the record holder thereof, deem such shares of Class A Common Stock to have been converted into a like number of shares of Class B Common Stock; and thereafter, such shares of Class A Common Stock shall not be deemed outstanding for any purpose and the certificate(s) therefor shall evidence only the right to receive a certificate representing a like number of shares of Class B Common Stock upon proper presentation to the Corporation in negotiable form. The obligations of a shareholder hereunder to surrender and exchange shares of Class A Common Stock shall be binding upon the legal representatives or successors or such shareholder, any purported transferee, and any nominee or trustee of a voting trust holding shares of Class A Common Stock for the benefit of such shareholder, upon notice from the Corporation or otherwise that a Customer/Shareholder Termination has occurred.

                              ARTICLE 3
                           Effective Date


  3.01  Effective Date.  The repurchase provisions set forth in
Article 1 of this Policy shall not apply to shares as to which repurchase requests have been filed before January 1, 1991, provided, however, that if the second, third, fourth or fifth anniversary dates of a Repurchase Request Date occur on or after January 1, 1991, the repurchase provisions set forth in Article 1 shall apply to the 20% increments which would be purchased on such anniversary dates as if this Policy had been in effect on the Repurchase Request Date.

  3.02  Applicability.

     (a) The repurchase provisions set forth in Article 1 of this Policy shall not apply:

          (1) With respect to the shares owned by any person who directly, indirectly or beneficially owns shares of Class A Common Stock in violation of the limitations on ownership contained in
Section 2.02(a), above (the "Ownership Limitation") if the shares of Class A Common Stock are determined by the Corporation to have been held in violation of such Ownership Limitations for a period of ninety (90) days or more.
          (2) With respect to any shares owned by any person who is a Claimant, as defined herein.

     (b) In the event that a shareholder who filed a repurchase request on or after January 1, 1991, subsequently becomes subject to the provisions contained in Sections 3.02(a)(1) or (2), the Corporation shall be under no obligation at any time thereafter to repurchase (or continue to repurchase, if the repurchase in increments had already commenced) any shares from such shareholder.

                              ARTICLE 4
                             Definitions


  4.01  Whenever used in this Policy;

     (a) "Active Customer" means a retail food store whose principal source of supply is purchases from the Corporation.

     (b) "Book Value" at any given date means the Book Value of a share of Common Stock (determined according to the annual financial statements prepared by the Corporation, as audited and certified by the Corporation's independent auditors) as of the end of the fiscal year immediately preceding the fiscal year in which such date occurs.

     (c) "Claimant" means any shareholder of the Corporation who has asserted and not irrevocably withdrawn such assertion or is otherwise then asserting (in or in anticipation of any litigation or other proceeding) a challenge (1) to the authority of the Corporation or its Board of Directors to adopt any pending Redemption Policy or to have adopted the then current Redemption Policy or any prior Redemption Policy or to amend or revise any of the same or (2) to the enforceability or validity or the Corporation's interpretation or application of any provision of the then current or any prior Redemption Policy.

     (d) "Customer/Shareholder Termination" occurs whenever an Active Customer owned and operated (or controlled) by a shareholder of the Corporation either (A) ceases to be an Active Customer, or (B) ceases to be owned and operated (or controlled) by such shareholder, whether by reason of the death, adjudication of incompetency or complete retirement from business by reason of age or disability of such shareholder (if an individual), the dissolution or termination of such shareholder (if a Person other than an individual), adjudication in bankruptcy, transfer of the Active Customer or the entity owning or controlling it, or otherwise. In the event the above shall occur with respect to one or more but not all Active Customers owned and operated (or controlled) by a single shareholder of the Corporation, a Customer/Shareholder Termination shall be deemed to have occurred with respect to that fraction of each class of Common Stock owned by such shareholder as is equal to the fraction produced by dividing the number of Active Customers owned and operated (or controlled) by such shareholder after such event(s) by the number of Active Customers so owned and operated (or controlled) immediately before such event(s).

     (e) "Employee/Shareholder Termination" occurs, with respect to a shareholder who is an employee of the Corporation, upon the cessation of such person's employment relationship with the Corporation for any reason.

     (f) "Person" includes any individual, corporation, partnership, joint venture, trust, estate or any other legal entity.

  (g) "Redemption Policy" means any written policy adopted by the Board of Directors of the Corporation pursuant to Section 3.4 of the Articles of Incorporation setting forth terms, conditions or provisions under which the Corporation will (during the term of such policy) repurchase, redeem or otherwise acquire shares of the Corporation's stock from shareholders of the Corporation.

     (h) "Repurchase Request Date" with respect to a share of stock means the date of actual receipt by the Secretary of the Corporation of a written request for repurchase of such share which complies with
Section 1.04 of this Policy.

     (i) "Repurchase Target Date" with respect to a share of stock means the date upon which the Corporation is to become obligated to repurchase such share of stock in accordance with Section 1.02 of this Policy. If such date is not a day on which business is generally conducted in the Corporation's main offices, then the "Repurchase Target Date" shall be the next subsequent business day.

                                                            Exhibit E


     POLICY REGARDING ISSUANCE AND SALES OF ROUNDY'S, INC. STOCK

     (As Adopted by the Board of Directors on December 7, 1993)

     Roundy's, Inc. will make shares of its Class B Common Stock
("Stock") available for purchase from time to time on the following terms and conditions:

  (1) Persons to Whom Shares Will Be Issued. Shares of the Company's Stock will be made available for purchase by:

  - the Company's existing shareholders who are active retailers doing business with the Roundy's
     Cooperative ("Retailers");

  -  new Retailers; and

  - employees of Roundy's, Inc. ("Employees"), upon the recommendation of the Chief Executive Officer and the approval of the Board of Directors or the Compensation
     Committee of the Board.

  Stock will not be made available to "inactive" retailers, even if they have not yet tendered their stock for repurchase pursuant to the inactive shareholder repurchase policy.

  (2) Times at Which Stock Will Be Made Available for Purchase.
Stock will be made available for purchase by eligible purchasers during three (3) "window" periods each year -- after the first, second and third fiscal quarters of the Company consisting of the last two weeks of May, August and November, respectively. These "window" periods are subject to closure or modification by management or the Board of Directors if, in the best judgment of management or the Board, it would be inappropriate for the Company to be engaged in the purchase or sale of its shares at such time. Eligible purchasers wishing to purchase shares during any such "window" period must deliver to the Company, within such "window" period, a signed subscription agreement, in the form specified by the Company, along with full payment of the subscription price of the shares.

     (3) Price at Which Shares Will Be Issued. When issued pursuant to this policy, shares will be issued at a price equal to their book value as of the preceding fiscal year end.

     (4) Number of Shares Which Any Purchaser Shall Be Eligible to Purchase. The terms set out in this Paragraph 4 are subject at all times to the restrictions and limitations with respect to timing of purchases as set out in Section (2) above.

         (i) Retailers. The number of shares a Retailer will be eligible to purchase will depend in part on the number of shares already held by such Retailer relative to the number of shares which such Retailer would be expected to hold under Roundy's "Buying Deposit" policy. Roundy's encourages each of its Retailers to purchase and hold shares of the Company's Stock having a total "book value" equal to not less than twice the average amount of such Retailer's weekly purchases from Roundy's. This amount is referred to as the Retailer's "Buying Deposit." These shares are pledged to Roundy's to secure the Retailer's accounts receivable due Roundy's, as well as any other indebtedness of the Retailer to Roundy's. The excess (if any) of a Retailer's

Buying Deposit over the number of shares of Stock that such Retailer holds at any time is referred to herein as such Retailer's "Buying Deposit Deficit." For purposes of this policy, each Retailer's Buying Deposit Deficit will be predetermined as of the first day of each of the Company's fiscal years, based on purchases by such Retailer during the immediately preceding fiscal year.

     (A)  Current Active Retailers Which Have a Buying Deposit
          Deficit.  Existing active Retailers which have a Buying
          Deposit Deficit (other than an "Incremental Buying
          Deposit Deficit" or an "Initial Buying Deposit Deficit" as defined in Paragraphs (B) and (C) below) referred to herein in as a "Regular Buying Deposit Deficit") will be entitled to purchase, in each "window" period described in Section
          (2) above, shares equal to five percent (5%) of their Regular Buying Deposit Deficit.

     (B)  Current Active Retailers Which Create Or Increase Their
          Buying Deposit Deficit Through Expansion Or Addition
          Of New Store Facilities. In the case of a Retailer which expands its store facilities or adds new facilities, and thereby creates a Buying Deposit Deficit or increases its Buying Deposit Deficit over its Regular Buying Deposit
          Deficit (referred to herein as an "Incremental Buying Deposit Deficit"), such Retailer will be entitled to purchase
          (in addition to shares which may be purchased under the preceding Paragraph (A) shares up to but not greater than fifty percent (50%) of its Incremental Buying Deposit Deficit, but only if such shares are purchased in the first "window" period, as described in Section (2) above, following the date on which the new or expanded store facility first opens, or in the immediately following
          "window" period (unless the Company does not authorize the sale of its shares during either of such "window" periods, in which event such shares must be purchased at the earliest time thereafter at which the Company authorizes sales of its shares). The remainder of such Retailer's Incremental Buying Deposit Deficit will become part of its Regular
          Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A) above.

          Notwithstanding the foregoing, a Retailer to which Roundy's or any of its subsidiaries has loaned funds (other than extensions of trade credit in the ordinary course of business) or with respect to which Roundy's or any of its subsidiaries has guaranteed indebtedness (other than a guaranty or other contingent liability for rentals due under leases of store facilities or the equipment therein) will not be eligible to purchase shares up to fifty percent of the Incremental Buying Deposit Deficit as described above. In that event, all of such Retailer's Incremental Buying Deposit Deficit will become part of its Regular Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A) above.

     (C) New Retailers. New Retailers (those who do not, as of January 1, 1994, do business with the Roundy's
          Cooperative, either directly or through an affiliated entity) will be eligible to purchase, in each "window" period described in Section (2) above, shares equal to 10% of their Buying Deposit at the level at which it is initially established ("Initial Buying Deposit").
          If such Retailer's Buying Deposit Deficit increases in any subsequent fiscal year to a level greater than its Initial Buying Deposit Deficit, such increase will constitute a Regular Buying Deposit
          Deficit, and will be subject to the provisions of Paragraph
          (A), above.

     (D) Retailers With No Buying Deposit Deficit. A Retailer which has no Regular Buying Deposit Deficit and no Incremental Buying Deposit Deficit, and which is not a new Retailer eligible to purchase shares equal to its Initial Buying Deposit under the preceding Paragraph
          (C), will be eligible to purchase in each year shares having a total book value equal to five percent (5%) of its Buying Deposit (as such Buying Deposit is determined as of the first day of each fiscal year); provided that such shares must be purchased in the first "window" period of each fiscal year (unless the Company does not authorize the sale of its shares during such "window" period, under Section (2) above, in which event such shares must be purchased at the earliest time thereafter at which the Company authorizes sales of its shares).

          Notwithstanding the foregoing, a Retailer to which Roundy's or any of its subsidiaries has loaned funds (other than extensions of trade credit in the ordinary course of business) or with respect to which Roundy's or any of its subsidiaries has guaranteed indebtedness (other than a guaranty or other contingent liability for rentals due under leases of store facilities or the equipment therein) will not be eligible to purchase shares if it has no Regular Buying Deposit Deficit, Incremental Buying Deposit Deficit, or Initial Buying Deposit Deficit.

     (E) Closed Window Periods. Except as expressly provided otherwise in Paragraphs (B) and (D) above, shares which any Retailer would have been entitled to purchase pursuant to this subsection (4)(I) in any "window" period, but for the fact that such "window" period was closed pursuant to Section (2) above, shall not increase the number of shares which such Retailer shall be entitled to purchase in any subsequent "window" period or at any other time.

  (ii) Inactive Retailer-Shareholders. Inactive Retailers will not be permitted to acquire any additional shares.

  (iii) Employees. An Employee may purchase shares in such amount as may be authorized by the Board of Directors or the Compensation Committee of the Board, upon the recommendation of the Chief Executive Officer; provided, that any employee desiring to purchase shares shall advise the Company of his or her desire to do so prior to the end of the first fiscal quarter of any year, and, if approval for the purchase of such shares is granted, such shares shall be purchased in three approximately equal installments in each of the three "window" periods occurring during such year.

  (5) Discretion Of The Board To Deviate From Or Modify The Policy. The Board of Directors of the Company at all times retains the discretion to alter, suspend, or deviate from the above policy, in its discretion, to the extent that it determines such action to be appropriate. However, it is not anticipated that any such deviations from, modifications to, or suspensions of this policy will be made except in the case of significant transactions or events outside the ordinary course of the Company's business.

  (6) Effective Date. These policies will be effective commencing January 1, 1994, except that Section (2) hereof, as revised, will be effective as of January 1, 1995.

                               PART II

             INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 15.  Indemnification of Directors and Officers.

  Article VIII of Roundy's By-Laws provides for indemnification by Roundy's of its Directors and Officers against liabilities incurred in their capacities as such. The following summary is subject to the specific provisions of said Article VIII and the capitalized terms used therein are specifically defined in said Article VIII:

          Generally, Article VIII of Roundy's By-Laws requires Roundy's to indemnify a Director or Officer for all Liability and Expenses arising out of any claim made against such person or in a Proceeding in which such person was a Party, unless such Liability results from the person's Breach of Duty (which generally includes a willful failure to deal fairly with Roundy's or its stockholders while subject to a conflict of interest; a transaction from which the Director or Officer derived improper personal profit; a knowing violation of criminal law; willful misconduct; or intentional or reckless statements or omissions regarding matters under Board consideration). Indemnification includes the reimbursement or advancement or expenses. Article VIII sets forth specific procedures for requesting indemnification and for determining whether indemnification is proper. Article VIII provides that it is not the exclusive source for rights of an Officer or Director to indemnification.

Management believes that Roundy's policy with respect to indemnification as expressed in Article VIII of the By-Laws is consistent with application provisions of the Wisconsin Business
Corporation Law respecting indemnification of Directors and Officers.

Item 16.  Exhibits.

  The following exhibits are filed as part of the Registration
Statement or, where so indicated, have previously been filed with the Commission by Registrant and are incorporated herein by reference.

2.1 Asset Purchase Agreement by and between the Registrant and Ultra Mart, Inc. dated December 23, 1999, incorporated herein by reference to Exhibit 2.1 of the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No.
     33-57505.

2.2 Stock Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc. and the record and beneficial owners of all of the issued and outstanding shares of capital stock of Mega Marts, Inc. incorporated herein by reference to Exhibit 2.2 of Registrant's Form 8-K dated April 14, 2000 filed with the Commission on April 14, 2000, Commission File No. 002-94984.

2.3 Asset Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc., NDC, Inc. and Mega Marts, Inc. incorporated herein by reference to Exhibit 2.3 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.

3.1 Articles of Incorporation of the Registrant, as amended, incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-2 (File No. 2-94485), dated
     December 5, 1984.

3.2 By-Laws of the Company, as amended February 24, 1998, incorporated herein by reference to Exhibit 3.2 of Registrant's Annual Report on Form 10-K for fiscal year ended January 3,
     1998, filed with the Commission on April 2, 1998, Commission
     File No. 33-57505.

4.1  Policy Relating to Redemption of Stock by Inactive Customer
     Shareholders and Former Employees. FILED HEREWITH (included as Exhibit D to the Prospectus, which forms a part of this Registration Statement).


4.2  Policy Regarding Issuance and Sales of Roundy's, Inc. Stock.
     FILED HEREWITH (included as Exhibit E to the Prospectus, which forms a part of this Registration Statement).

4.3  Form of Subscription Agreement
     FILED HEREWITH (included as Exhibit A to the Prospectus, which forms a part of this Registration Statement).

4.4  Form of Buying Deposit Agreement
          FILED HEREWITH (included as Exhibit B to the Prospectus, which forms a part of this Registration Statement).

4.5 Article V of Registrant's By-Laws "Fiscal Year Accounting and Patronage Rebates," as amended on February 24, 1998.
          FILED HEREWITH (included as Exhibit C to the Prospectus, which forms a part of this Registration Statement).

4.6 $170,000,000 Revolving Loans, $80,000,000 Term Loans Credit Agreement among Roundy's, Inc., The Lenders, Bank One, Wisconsin, As Agent, Harris Trust and Savings Bank and National City Bank as Co-Syndication Agents, and Banc One Capital Markets, Inc. as Lead Arranger and Sole Book Runner, dated as of March 31, 2000 incorporated herein by reference to Exhibit 4.6 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.

5.1 Opinion of Whyte Hirschboeck Dudek S.C. as to legality of issuance of securities. PREVIOUSLY FILED.

9         Amended and Restated Voting Trust Agreement dated September
     16, 1983, incorporated herein by reference to Exhibit 9 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1983, filed with the Commission on March 30, 1984, Commission File No. 2-66296.

9(a) Amendments No. 1 and 2, dated April 8, 1986 to Amended and
     Restated Voting Trust Agreement, incorporated herein by reference to Exhibit 9(a) of Registrant's Registration Statement on Form S-2 (File No. 2-66296), dated April 29, 1986.

9(b) Amendment No. 1987-1 to Amended and Restated Voting Trust
     Agreement, incorporated herein by reference to Exhibit 9(b) of Registrant's Registration Statement on Form S-2 (File No. 2-
     66296), dated April 29, 1987.

9(c) Amendment 1995-1 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(c) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated May 1, 1995.

9(d) Amendment 1995-2 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(d) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated April 26, 1996.

10.1 Deferred Compensation Agreement between the Registrant and cer tain executive officers including Messrs. Ranus, Beketic, Sullivan, and Schmitt, incorporated herein by reference to
     Exhibit 10.1 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) dated April 24, 1997.

10.1(a)Amendment to Deferred Compensation Agreement between
     Registrant and certain executive officers including Messrs. Ranus, Beketic, Sullivan, and Schmitt, dated March 31, 1998, incorporated herein by reference to Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on April 28, 1998.

10.2 Directors and Officers Liability and Corporation Reimbursement Policy issued by American Casualty Company of Reading, Pennsylvania (CNA Insurance Companies) as of June 13, 1986, incorporated herein by reference to Exhibit 10.3 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 1987, filed with the Commission on April 3, 1987, Commission File No. 2-66296.

10.2(a)Declarations page for renewal through November 1, 2001 of Directors and Officers Liability and Corporation Reimbursement Policy incorporated herein by reference to Exhibit 10.2(a) of Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No. 33-57505.

10.3 Severance and Non-Competition Agreement dated April 13, 1998 between the Registrant and Gerald F. Lestina, incorporated herein by reference to Exhibit 10.4 of Registrant's Registration Statement on Form S-2 dated April 28, 1998, Commission File No. 33-57505.

10.4 Roundy's, Inc. Deferred Compensation Plan, effective March 19, 1996, incorporated herein by reference to Exhibit 10.5 of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated April 26, 1996.

10.5 1991 Stock Incentive Plan, as amended June 3, 1998, incorporated herein by reference to Exhibit 10.6 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 33-57505.

10.6 Form of Stock Appreciation Rights Agreement for certain executive officers including Beketic, Sullivan and Schmitt, incorporated herein by reference to Exhibit 10.7 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 33-57505.

10.7 Amendment to Severance and Non-Competition Agreement between the Registrant and Gerald F. Lestina, incorporated herein by reference to
     Exhibit 10.8 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission No. 33-57505.

10.8 Form of Second Amendment to Deferred Compensation Agreement for certain executive officers including Ranus, Beketic, Sullivan and Schmitt, incorporated herein by reference to Exhibit 10.9 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission No. 33-57505.

10.9 Roundy's, Inc. Supplemental Employee Retirement Plan for certain executive officers including Lestina, Ranus, Beketic and Sullivan, incorporated herein by reference to Exhibit 10.9 of Registrant's Form 10-Q for the quarterly period ended July 3, 1999, filed with the Commission on August 9, 1999, Commission No. 33-57505.

10.10 Asset Purchase Agreement by and between the Registrant and Ultra Mart, Inc. dated December 23, 1999, incorporated herein by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File
     No. 002-94984.

10.11 Employment Contract between the Resitrant and Gary L. Fryda dated March 21, 2000, incorporated herein by reference to
     Exhibit 10.11 of registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.

23.1 Consent of Deloitte & Touche LLP.
     FILED HEREWITH.

23.2 Consent of Ernst & Young LLP
     FILED HEREWITH.

24.1 Powers of Attorney of Certain Officers and Directors of
     Registrant
          PREVIOUSLY FILED.

27.1 Financial Data Schedule
          PREVIOUSLY FILED.

Item 17.  Undertakings.

(a)  Rule 415 Offering.  The undersigned registrant hereby undertakes

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
     Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.


(h) The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment for the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Pewaukee, State of Wisconsin, on April
26, 2000.



  ROUNDY'S, INC.

                              * ROBERT D. RANUS
  By                           _______________
                               Robert D. Ranus
                               Vice President and
                               Chief Financial Officer


  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated *:


   Signature                              Title

** GERALD F. LESTINA                Director, President and
 -----------------                Chief Executive Officer
 Gerald F. Lestina

* ROBERT D. RANUS
 _______________                  Director, Vice President and
 Robert D. Ranus                  Chief Financial Officer and
                                  Principal Accounting Officer

   Signature                            Title


**ROBERT E. BARTELS                     Director
Robert E. Bartels



**CHARLES R. BONSON                     Director
Charles R. Bonson



**ROBERT S. GOLD                        Director
Robert S. Gold



**GEORGE C. KAISER                      Director
George C. Kaiser



**HENRY KARBINER, JR.                   Director
Henry Karbiner, Jr.



**GERALD F. LESTINA                     Director
Gerald F. Lestina



**PATRICK D. MCADAMS                    Director
  Patrick D. McAdams



**GEORGE E. PRESCOTT                    Director
  George E. Prescott



**ROBERT D. RANUS                       Director
  Robert D. Ranus



**GARY R. SARNER                        Director
  Gary R. Sarner



*Signature is affixed as of April 26, 2000.
**By:           ROBERT D. RANUS
                Robert D. Ranus, Attorney-in-fact

                           ROUNDY'S, INC.
                             FORM S-2
                       REGISTRATION STATEMENT
                  UNDER THE SECUTITIES ACT OF 1933

                        INDEX TO EXHIBITS
Exhibit         Desccription and Incorporation by Reference
-------         -------------------------------------------

2.1 Asset Purchase Agreement by and between the Registrant and Ultra Mart, Inc. dated December 23, 1999, incorporated herein by reference to Exhibit 2.1 of the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No.
     33-57505.

2.2 Stock Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc. and the record and beneficial owners of all of the issued and outstanding shares of capital stock of Mega Marts, Inc. incorporated herein by reference to Exhibit 2.2 of Registrant's Form 8-K dated April 14, 2000 filed with the Commission on April 14, 2000, Commission File No. 002-94984.

2.3 Asset Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc., NDC, Inc. and Mega Marts, Inc. incorporated herein by reference to Exhibit 2.3 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.

3.1 Articles of Incorporation of the Registrant, as amended, incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-2 (File No. 2-94485), dated
     December 5, 1984.

3.2 By-Laws of the Company, as amended February 24, 1998, incorporated herein by reference to Exhibit 3.2 of Registrant's Annual Report on Form 10-K for fiscal year ended January 3,
     1998, filed with the Commission on April 2, 1998, Commission
     File No. 33-57505.

4.1  Policy Relating to Redemption of Stock by Inactive Customer
     Shareholders and Former Employees. FILED HEREWITH (included as Exhibit D to the Prospectus, which forms a part of this Registration Statement).


4.2  Policy Regarding Issuance and Sales of Roundy's, Inc. Stock.
     FILED HEREWITH (included as Exhibit E to the Prospectus, which forms a part of this Registration Statement).

4.3  Form of Subscription Agreement
     FILED HEREWITH (included as Exhibit A to the Prospectus, which forms a part of this Registration Statement).

4.4  Form of Buying Deposit Agreement
     FILED HEREWITH (included as Exhibit B to the Prospectus, which forms a part of this Registration Statement).

4.5 Article V of Registrant's By-Laws "Fiscal Year Accounting and Patronage Rebates," as amended on February 24, 1998.
     FILED HEREWITH (included as Exhibit C to the Prospectus, which forms a part of this Registration Statement).

4.6 $170,000,000 Revolving Loans, $80,000,000 Term Loans Credit Agreement among Roundy's, Inc., The Lenders, Bank One, Wisconsin, As Agent, Harris Trust and Savings Bank and National City Bank as Co-Syndication Agents, and Banc One Capital Markets, Inc. as Lead Arranger and Sole Book Runner, dated as of March 31, 2000 incorporated herein by reference to Exhibit 4.6 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.

5.1 Opinion of Whyte Hirschboeck Dudek S.C. as to legality of issuance of securities. PREVIOUSLY FILED.

9    Amended and Restated Voting Trust Agreement dated September
     16, 1983, incorporated herein by reference to Exhibit 9 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1983, filed with the Commission on March 30, 1984, Commission File No. 2-66296.

9(a) Amendments No. 1 and 2, dated April 8, 1986 to Amended and
     Restated Voting Trust Agreement, incorporated herein by reference to Exhibit 9(a) of Registrant's Registration Statement on Form S-2 (File No. 2-66296), dated April 29, 1986.

9(b) Amendment No. 1987-1 to Amended and Restated Voting Trust
     Agreement, incorporated herein by reference to Exhibit 9(b) of Registrant's Registration Statement on Form S-2 (File No. 2-
     66296), dated April 29, 1987.

9(c) Amendment 1995-1 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(c) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated May 1, 1995.

9(d) Amendment 1995-2 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(d) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated April 26, 1996.

10.1 Deferred Compensation Agreement between the Registrant and cer tain executive officers including Messrs. Ranus, Beketic, Sullivan, and Schmitt, incorporated herein by reference to
     Exhibit 10.1 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) dated April 24, 1997.

10.1(a)Amendment to Deferred Compensation Agreement between
     Registrant and certain executive officers including Messrs. Ranus, Beketic, Sullivan, and Schmitt, dated March 31, 1998, incorporated herein by reference to Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on April 28, 1998.

10.2 Directors and Officers Liability and Corporation Reimbursement Policy issued by American Casualty Company of Reading, Pennsylvania (CNA Insurance Companies) as of June 13, 1986, incorporated herein by reference to Exhibit 10.3 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 1987, filed with the Commission on April 3, 1987, Commission File No. 2-66296.

10.2(a)Declarations page for renewal through November 1, 2001 of Directors and Officers Liability and Corporation Reimbursement Policy incorporated herein by reference to Exhibit 10.2(a) of Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No. 33-57505.

10.3 Severance and Non-Competition Agreement dated April 13, 1998 between the Registrant and Gerald F. Lestina, incorporated herein by reference to Exhibit 10.4 of Registrant's Registration Statement on Form S-2 dated April 28, 1998, Commission File No. 33-57505.

10.4 Roundy's, Inc. Deferred Compensation Plan, effective March 19, 1996, incorporated herein by reference to Exhibit 10.5 of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated April 26, 1996.

10.5 1991 Stock Incentive Plan, as amended June 3, 1998, incorporated herein by reference to Exhibit 10.6 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 33-57505.

10.6 Form of Stock Appreciation Rights Agreement for certain executive officers including Beketic, Sullivan and Schmitt, incorporated herein by reference to Exhibit 10.7 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 33-57505.

10.7 Amendment to Severance and Non-Competition Agreement between the Registrant and Gerald F. Lestina, incorporated herein by reference to
     Exhibit 10.8 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission No. 33-57505.

10.8 Form of Second Amendment to Deferred Compensation Agreement for certain executive officers including Ranus, Beketic, Sullivan and Schmitt, incorporated herein by reference to Exhibit 10.9 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission No. 33-57505.

10.9 Roundy's, Inc. Supplemental Employee Retirement Plan for certain executive officers including Lestina, Ranus, Beketic and Sullivan, incorporated herein by reference to Exhibit 10.9 of Registrant's Form 10-Q for the quarterly period ended July 3, 1999, filed with the Commission on August 9, 1999, Commission No. 33-57505.

10.10 Asset Purchase Agreement by and between the Registrant and Ultra Mart, Inc. dated December 23, 1999, incorporated herein by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File
     No. 002-94984.

10.11 Employment Contract between the Resitrant and Gary L. Fryda dated March 21, 2000, incorporated herein by reference to
     Exhibit 10.11 of registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.

23.1 Consent of Deloitte & Touche LLP.
     FILED HEREWITH.

23.2 Consent of Ernst & Young LLP
     FILED HEREWITH.

24.1 Powers of Attorney of Certain Officers and Directors of
     Registrant
     PREVIOUSLY FILED.

27.1 Financial Data Schedule
     PREVIOUSLY FILED.